Annual Report for Central Matching Service Provider (CMSP)

Document and Entity Information

Document Type	Amendment Flag	Amendment Description	Entity Registrant Name	Entity Central Index Key	Document Period End Date
17AD-27	false		DTCC ITP Matching (US) LLC	0002034958	2025-12-31

Executive Summary

The U.S. Securities and Exchange Commission ("SEC") Exchange Act Rule 17Ad-27 ("Exchange Act Rule 17Ad-27"), imposes requirements on clearing agencies that provide a central matching service. DTCC ITP Matching (U.S.) LLC ("ITPM") is an exempt clearing agency and central matching service provider ("CMSP") and as such, is required pursuant to Exchange Act Rule 17Ad-27(b) to file an annual report ("the Report") to the SEC on its progress and future plans on facilitating Straight-Through Processing ("STP"), as specified in the rule. This is ITPM's second Report, the scope period defined as January 1, 2025 - December 31, 2025 ("2025 Reporting Period"). Capitalized terms not otherwise defined herein have the meaning given to them in the "Glossary of Terms" at the end of this Report.

ITPM continues to be wholly-owned by its ultimate parent, The Depository Trust & Clearing Corporation ("DTCC"). The services described in this Report, which support the post-trade allocation, confirmation, matching, and affirmation of institutional securities transactions (the "Services") in the United States and in various jurisdictions worldwide, are supported by ITPM and other DTCC affiliates pursuant to intercompany licensing arrangements (the "ITP Business" or "ITP").

ITP's Services provide comprehensive support throughout the post-trade lifecycle and with a global community of over 6,000 Clients operating across 80+ international markets, ITP's Services facilitate instant access to counterparties, drive industry best practices, foster standardization, enhance effective communication, and expedite the post-trade process. The Services provided to Clients consist of three core services and certain optional workflows and add-on or ancillary services. The three core services are CTM (or central trade manager, a post-trade matching service), TradeSuite ID (primarily a confirmation and affirmation service), and ALERT (a global database of securities, cash and collateral standing settlement instructions), which effectively supports the recently issued recommended standards issued by the Financial Markets Standards Board ("FMSB") for sharing of Standardized Settlement Instructions ("SSI"). The Services are provided to ITP Clients, which include a broad array of securities market participants, including Investment Mangers ("IMs"), broker-dealers, custodians and agents (collectively "Clients").

Over the 2025 Reporting Period, there were no material changes to ITP's Client base, operational model, or ITP Services. For more information on ITP's background including service offerings and Clients, please refer to the appendix.

While the ITP Business is global, where the Services relate to U.S. and/or DTC-eligible securities post-trade processing, the Services rely on ITP's systems located in the United States. This Report focuses on the Services related to U.S. and/or DTC-eligible securities and includes:

  a summary of the CMSP's policies and procedures that are reasonably designed to facilitate STP of institutional securities transactions at ITP;
  a qualitative description of the CMSP's progress in facilitating STP during the twelve-month period covered by the Report;
  a quantitative presentation of data that includes specified metrics and organized in a specified manner as defined in the Adopting Release for Rule 17Ad-27(b)(4); and
  a qualitative description of the actions the CMSP intends to take to further facilitate STP during the twelve-month period that follows the period covered by the Report.

The end of the 2025 Reporting Period marks over a year and a half since the successful transition to a U.S. T+1 settlement cycle on May 28, 2024. During this 2025 Reporting Period, industry affirmation rates remain strong at approximately 95-96% (see Table 5.0), even through multiple periods of market volatility. This volatility over 2025 also resulted in new transaction volume peaks for both the CTM and TradeSuite ID services which were processed on these high volume dates without system performance issues, largely supported by ITP's prior and ongoing investments in resiliency and capacity. During the 2025 Reporting Period, ITP made various workflow enhancements and added capabilities to ITP Services, per its STP Roadmap, to facilitate improvements in STP. These enhancements and capabilities facilitated STP by improving operational efficiency, which can reduce the potential for settlement failure. They did not, however, have material impact on affirmation rates, which continued to remain strong over 2025. For more information on these various initiatives, refer to the Qualitative Description of STP Progress section.

Over the 2025 Reporting Period, ITP also focused on engaging with its Clients to analyze and determine next steps around several significant U.S. workflow simplification and asset class expansion opportunities, which would facilitate STP and further drive affirmation rates and settlement efficiencies. Additional information on these opportunities are detailed in the Qualitative Description of STP Progress section. In the 2024 Reporting Period, CMSP Client facing policies and procedures and supporting artifacts were developed or enhanced to support the facilitation of STP. During the 2025 Reporting Period, course of business updates were made to ITP's policies and procedures, but no material changes were made (see "Summary of Policies and Procedures"). For more information on the full list of policies and procedures and their linkage to Exchange Act Rule 17Ad-27, refer to the appendix.

ITP remains committed to the ongoing execution of its STP Strategy in 2026, which aims to provide further improvements in automation and efficiency in STP for institutional securities transactions. Following a successful implementation of U.S. T+1, ITP has engaged with Clients and industry groups across global jurisdictions (i.e. UK, EU, Switzerland) to provide its insights, recommendations and market comparisons as the global markets move to a T+1 market.

Summary of Policies and Procedures

Rule 17Ad-27(b)(1)

In 2024, several policies, procedures and artifacts were developed and/or enhanced to meet the requirements of Exchange Act Rule 17Ad-27 and describe how DTCC, ITP, and ITPM facilitate STP. Over the 2025 Reporting Period, these policies and procedures were updated to reflect standard course of business changes, however no material changes to support or facilitate STP were made.

Non-material updates were made to the following Client-facing policies, procedures, or artifacts during the 2025 Reporting Period.

  ITP Services Catalog and Services Catalog Supplement - The Services Catalog describes the Service offerings available to Clients and is the framework by which ITP strives to offer, contract and communicate Service offerings with Clients. The Services Catalog includes details on Services functionality, as well as Client connectivity and access configurations (which may differ depending on Client type), optional workflows and add-on/ancillary Services, subject to elected Services. Optional workflows and add-on/ancillary Services are not stand-alone Services and may require additional documentation and/or additional fees may apply. The Services Catalog Supplement includes detail beyond the Services Catalog, in the form of: (1) service descriptions, (2) subscription options by Client type and access method, (3) system functionality, (4) risks associated with Service disruptions, and (5) information concerning optional workflows, and add-on/ancillary Services detailed in the Services Catalog. The below updates were made in the 2025 Reporting Period.
  Added language to the CTM and TradeSuite ID sections of the Services Catalog to reflect the sharing of additional information between ITP and National Securities Clearing Corporation ("NSCC") for risk management purposes.
  Updated the ALERT description to align with updated language used in the 2024 CMSP Annual Report.
  Clarified Settlement Instruction Manager's ("SIM's") availability for Brokers, in addition to the Investment Manager ("IM") community.
  Added language to the Services Catalog describing eligibility criteria for CTM SSI enrichment functionality and updated the optional workflows for CTM to include ASSIsT in the Services Catalog.

  DTCC ITP Master Service Agreement ("MSA") - By using Services as defined in the Procedures, Clients of ITP are using the Services in the most effective manner to promote STP. In order to be eligible as a Client of ITP, entities must: (i) enter into a MSA; (ii) complete an Order Form to elect Services (and other applicable onboarding documentation); (iii) be subject to ITP's client verification process; and (iv) be subject to global sanctions screenings against various watch lists. The DTCC ITP MSA was reissued in October 2025 to incorporate terms from the amendment issued to all Clients in December 2024 (effective January 17, 2025) covering information security and operational resilience and administrative updates; no material changes were made to the commercial/risk regime.

  DTCC ITP Client-Facing Roadmap - Provided to Clients and DTCC staff and outlines ITP's planned Services-related deliverables (e.g. enhancements) for the coming year, including clear articulation of those deliverables that facilitate STP. The Roadmap is a result of the annual Book of Work ("BoW"), which is driven, in part, by the ITP STP Strategy. The Roadmap was updated quarterly to reflect the progress made on ITP STP deliverables throughout the year. Please note, this artifact is only available to Clients of ITP.

Non-material updates were made to the following internal policies and procedures during the 2025 Reporting Period:

  Client Communication Guidelines - Many communication types are utilized to encourage Clients or potential Clients to use the Services and/or to promote the facilitation of STP. These Guidelines explain when to engage Marketing & Communications ("M&C") and provides an overview of the governance process to i) promote a high level of Client engagement, ii) implement a coordinated and strategic approach to email outreach, and iii) support all communications in a clear, consistent and single brand voice. Various Client communications are leveraged throughout the year to inform or promote ITP Services, the increased adoption of which may further facilitate STP. Revisions were not material to ITP.

  DTCC Incident Management Procedure - At times, Service disruptions can inhibit the onward transmission of messages for timely settlement, which may impact STP. Incident Management is aimed at resolving incidents and communicating the status of incidents to Clients. This Procedure defines what actions to take at each step of the process of encountering, identifying, classifying, and resolving events recognized as incidents. During instances of service disruption, incident management and communication is a key component of how ITP promotes the onward transmission of messages for timely settlement. This procedure was enhanced to further clarify identification of Regulation Systems Compliance & Integrity (SCI) ("Reg SCI") incidents.

  CCC - ITP Notification Procedure - This Procedure describes practices for notifying Clients of wide-scale incidents impacting multiple Clients or partners, including subsequent updates when available until the issue gets resolved. It was decommissioned and replaced by the Enterprise Resiliency Office's ("ERO") Business Incident Management Procedure. This Procedure outlines ERO's responsibilities in incident management, including its role in real-time response coordination, communication with internal and external stakeholders, and post-incident follow-up. It also defines the communication protocols ERO follows during critical events to ensure timely, accurate, and transparent information flow. During instances of service disruption, incident management and communication is a key component of how ITP promotes the onward transmission of messages for timely settlement.

Refer to the appendix for a summary of the published CMSP Client-facing and internal policies and procedures and supporting artifacts that were developed or enhanced to support the facilitation of STP, along with their linkage to various topics of the DTCC ITPM Central Matching Service Provider (CMSP) Policy ("ITPM CMSP Policy") and Exchange Act Rule 17Ad-27.

Qualitative Description of STP Progress

Rule 17Ad-27(b)(2)

Section 1. Central Matching Service Provider's Progress in Facilitating Straight Through Processing During the 2025 Reporting Period

Section 1.1 Initiatives Facilitating STP

Over the 2025 Reporting Period, ITP analyzed, delivered and/or advanced several initiatives that were reasonably designed to further facilitate STP, which most notably resulted in the following:

  Sustained strong affirmation rates at ~95% throughout the year, through volume increases and market volatility. December overall industry affirmation rates were 95.60% by 9pm on Trade Date ("T") (see Table 5.0), while fail rates have also remained in line with those in a T+2 environment and systems performance and resiliency remained stable. ITP continues to monitor industry-wide affirmation rates and behaviors post the successful U.S. transition to a T+1 settlement cycle on May 28, 2024.
  The Prime Broker Flow, accounting for approximately 60% of DTC eligible affirmation volume, continued to experience high affirmation rates by 9pm on T (98.65% 2025 Reporting Period average), as did the CTM Match to Instruct ("M2i") auto affirmation workflow (99.55% 2025 Reporting Period average) and M2i TradeMatch auto affirmation workflow (96.41% 2025 Reporting Period average) on the bilateral workflow. Bilateral flow affirmation rates also remained consistent throughout the year, ranging from 88%-93% by 9pm on T. This is a significant increase compared to a T+2 environment, however bilateral flow affirmation rates continue to remain lower than prime broker affirmation rates, given the higher concentration of non-US Custodian or IM Clients affirming and who are not on auto-affirmation workflows.
  CTM and TradeSuite ID processing experienced multiple new record volume days over the 2025 Reporting Period, due to market volatility driven by geopolitical factors, and planned market events (e.g., Triple Witching). As an example, on April 7th, 2025, CTM processed over 3.7M transactions and TradeSuite ID over 5.8M transactions (compared to 2024 daily averages of 1.9M and 2.5M, respectively). ITP's continued investments over the 2025 Reporting Period in infrastructure, capacity management and resiliency enabled ITP to handle these periods of high volume dates without system disruptions or performance issues.
  The CTM M2i program remains a priority for the business as an enabler to accelerated settlement. M2i adoption remained steady throughout 2025 and is offered as the standard workflow setup for new CTM Clients. There was an increase in the number of buy side Clients going live on auto-affirmation (663 in December 2025 vs 644 year-end 2024), of which 603 are enabled on the M2i workflow as of December 2025, compared to 563 year-end 2024. ITP's largest volume Brokers are now set up to use M2i; 86 Broker Bank Identifier Codes ("BICs") (Equities) and 13 Fixed Income ("FI") are as well, and the ITP Partner community supporting the M2i workflow for their underlying clients grew incrementally. Teams continue to focus on onboarding eligible FI volume of Brokers already onboarded to M2i for Equities. Fifty-three percent of eligible CTM volume is coming through the M2i workflow.
  During the 2025 Reporting Period, ITP engaged with its Clients across various Client segments to explore STP facilitation opportunities, including opportunities to increase operational efficiency and resiliency in the marketplace. DTCC continued to progress on its multi-year, enterprise-wide Core Clearance and Settlement Modernization ("CCSM") initiative, which is focused on modernizing the most critical U.S. clearance and settlement systems to improve resiliency, stability, and long-term sustainability. The program's primary objective is to move legacy, mainframe-based systems to modern, distributed, cloud-based architectures. From an ITP perspective, the CCSM program includes data center rotation for CTM and modernization and data center rotation for TradeSuite ID. Achieving these milestones will lead to increased performance, stability, and resiliency, which underpin ITP's strategy and its ability to offer Services to further advance STP. Over the 2025 Reporting Period, ITP, based on Client feedback, further shaped its approach to executing against its CCSM program.
  As part of the TradeSuite ID modernization efforts, during the 2025 Reporting Period, ITP actively engaged with the industry and regulators to assess appetite on moving to a pre-settlement match model, where settlement matching, a new authorization process and new hold and release functionality would be introduced, replacing the existing authorization and exemption process today. ITP proposed moving to a pre-settlement match model as opposed to moving the existing Confirmation/Affirmation functionality in the U.S market (which today resides in TradeSuite ID) to an upgraded technology platform. This analysis explored whether or not the Confirmation/Affirmation model was the best long-term strategy for STP to retain Electronic Trade Confirmation ("ETC") "as is" from a functional/workflow perspective as ITP upgrades the technology platform and infrastructure on which it runs. Consistent with DTCC's modernization objectives, ITP considered moving away from the ETC model and towards a pre-settlement match model as an opportunity to drive the industry towards a streamlined and simpler workflow which drives STP and furthers ITP's commitment to resiliency and its ability to offer new workflows and capabilities to Clients and the industry as it pursues further accelerated settlement. A pre-settlement match model would allow for global alignment and simplification, providing the ability to eliminate bespoke processing associated with the U.S. market, as it is the only market that uses the Confirmation/Affirmation model. This workflow would allow settlement details to be matched and authorized earlier in the trade life cycle removing duplicative processing associated with trade matching, affirmation and then authorization/release, and allow for further integration and transparency into the full settlement cycle, unlocking data insights and opportunities.
  Ultimately, while the industry agreed with this model in principle and there was more interest in this proposed shift from Custodians, there was a lack of complete alignment of benefits anticipated amongst Clients. Competing Client priorities, existing high affirmation rates, and no regulatory mandate made it difficult for Clients to prioritize this transition. As a result of the feedback received, ITP made the decision not to pursue a move to a pre-settlement match workflow at this time and will modernize the current Confirmation/Affirmation workflow and move off the mainframe, retiring legacy applications that run on mainframe platforms and re-engineering them as modern applications that run on the cloud, by the end of 2029. Throughout 2025 while the industry engagement and analysis on the proposed pre-settlement match model occurred, TradeSuite ID in parallel delivered on foundational modernization capabilities throughout the year, including eligibility, ingestion, and settlement feed functionality.
  During the 2025 Reporting Period, ITP also commenced analysis on the current state architecture and configuration to provide options to refactor or rebuild a post trade matching platform that scales seamlessly across bilateral and multi-party models, otherwise known as the multi-year ITP One Platform initiative. After reviewing the analysis, ITP made the decision to prioritize key refactoring tasks to simplify and decouple the matching trade engine and prioritize moving the core matching trade engine components to the public cloud before executing wider trade engine changes aligned to the future state of other ITP workflows. This approach allows for overall program delivery while reducing systemic risk, increasing resiliency and accelerating core ITP matching components to the cloud by 2028, while other capabilities, such as ALERT and TradeSuite ID Confirmation/Affirmation will continue to move to the cloud as planned in 2029. ITP will continue to analyze opportunities and engage with the industry on future ITP workflows throughout 2026.
  In alignment with its STP strategy, ITP continues to focus on opportunities to expand asset class coverage to further provide STP in asset classes where CTM has limited or no coverage. Over the 2025 Reporting Period, CTM processed 33,000+ U.S. Listed Options trades, a 280% increase from 2024. This growth was driven by the U.S. Listed Options Early Adopter Program, which grew from 5 Clients in 2024 to 20 buy side firms and 6 executing brokers live on the service offering at the end of 2025. The program, established in 2024, looks to capture industry feedback on matching in this asset class via CTM, to therefore provide Service enhancements in standardizing the reconciliation process, eliminating the need for custom reports and file reconciliation for each trading partner.
  During this 2025 Reporting Period, ITP partnered with its Clients and the industry to explore enhanced repo matching expansion opportunities in CTM. Through various bi-lateral Client meetings, ITP Advisory Council meetings and independent analysis, ITP came to the consensus not to pursue the repo expansion in CTM. SIFMA's recommendations in 2025, industry feedback, the competitive environment and technical limitations made this investment unlikely to deliver sufficient market penetration. ITP will instead focus its attention on furthering U.S. Listed Options growth as an asset class.
  Early in 2025, ITP announced the PSET field population mandate to improve post-trade efficiency and reduce operational risk. While the primary driver is to support global markets (which don't rely on a Confirmation/Affirmation model) as they move to a T+1 environment, the U.S market is also expected to benefit as increased transparency into intended settlement location can reduce settlement failure risk, providing STP efficiency. After consultation with Clients and the industry, and to better support Client readiness and technical and market expectations, ITP revised its implementation timeline. Starting December 6, 2025, missing PSETs began triggering warning status errors for unpopulated PSETs, allowing Clients to identify and remediate issues. Full enforcement (FATAL errors message which will result in trade rejection) for missing PSETs will take effect in September 2026. As of year-end 2025, 55% of CTM Clients were 100% compliant in populating PSET for their allocations, compared to ~50% of Clients in September 2025.
  After the successful conclusion of the pilot program, the third-party chat functionality is integrated within CTM, which enables users to communicate in real time with their counterparties and discuss questions about their CTM activity with their brokers / IMs directly to troubleshoot issues. The integrated chat is now part of standard functionality and CTM Clients can elect to leverage a self-service portal, empowering profile administrators to subscribe to integrated chat services as needed, aligning with their specific workflow requirements.
  ALERT's broad and growing market coverage of Standard Settlement Instructions ("SSI's"), inclusive of securities, cash and collateral SSIs, plays a key role in minimizing challenges such as trade enrichments with golden copy SSIs and facilitating timely FX cash settlements. Additionally, ALERT's growing number of cash SSIs has removed the need for call backs, thereby reducing risk, fraud, and enhancing STP. ALERT now stores over 17.0M SSIs in its database, an ~765K increase in the last 12 months, of which nearly 60% are managed by golden source providers via Global Custodian Direct, ALERT for Prime Brokers and ALERT for Trustee Banks. Additionally, ALERT continues to experience a moderate increase in cash SSIs, which better positions certain Clients to mitigate potential FX challenges they may face in a T+1 environment. In alignment with the industry, DTCC transitioned to the ISO 20022 messaging standards mandate to modernize communication and replace legacy formats for improved efficiency, data quality and STP. Over the 2025 Reporting Period, ALERT enhancements were made to support the ISO 20022 messaging standards mandating the population of the Creditor name and address section for cash movements.
  Launched the limited, beta release of a new ITP Data Analytics Dashboard, which aims to enhance STP and operational efficiencies by creating additional metrics, insights and drilldowns, enabling firms to pinpoint affirmation issues and party specific views, near-real time with consistent metrics in a simplified experience. The beta release was issued to working group participants in November 2025 to gather feedback ahead of the broader market launch planned for 2026.
  There was growing usage of Trade Archive, which offers registered investment advisors (RIA's) record retention capabilities to meet the SEC Investment Advisers Act of 1940 Rule 204-2 requirements in the 2025 Reporting Period. Over 1,300 users have used Trade Archive since the May 2024 launch with over 900 organizations accessing the application.
  There was minimal Client uptake of the "T+1 Automation Package" which was rolled out in advance of the U.S. T+1 to provide manual IMs easier access, at a reduced cost, to CTM for Trade Matching & Affirmation, ALERT for SSI management & enrichment, and Trade Archive Service to help meet firms' record keeping requirements. Over the 2025 Reporting Period, to address this minimal uptake as well as offer the group of Services globally, revisions were made to re-market this suite of Services as the "Enhanced T+1 Enablement Package" in September. These updates expand the offering to include CTM UI upload functionality enhancements, increased monthly allocations permitted by each Client, access to ALERT ASSIsT, Trade Archive repository, AKAS enrichment, ITP Data Analytics and an opt-in for a SIM add-on (standard transaction fees apply). For U.S Clients only, auto-affirmation and the issuance of a TradeSuite ID is included, to facilitate CTM M2i usage.

Additionally, throughout the 2025 Reporting Period, ITP made several improvements in workflow efficiencies and added new capabilities to facilitate improvements in STP, which included:

  Enhanced the CTM UI by implementing import functionality to allow for bulk upload of transactions by smaller buy-side Clients, which will reduce manual data entry into CTM. Additionally, introduced new, dynamic search capabilities on the UI to a select group of early adopter Clients, providing the ability to return a wider array of specific CTM trades using a broad set of search parameters.
  Supported interfund transfers between two funds at the same IM, enabling Clients to seamlessly transition positions between accounts, facilitating automated SSI enrichment within CTM to facilitate downstream "Free of Payment" messages to custodians.
  Supported the basket trades that make up ETF's by allowing Clients to match on those trades "Free of Payment" and support the associated SWIFT ISO MT540 and MT542 messages to help automate transaction processing.
  Developed new notification enhancements on disaffirmations in TradeSuite ID to further enable prime brokers to more efficiently identify affirmation rate issues.
  Completed retirement of ITP's existing Client Facing Dashboard user interface and seamlessly migrated to a new Integration Operations Portal which improves efficiencies and is intended to improve the Client onboarding experience.
  Made significant inroads in migrating Clients from legacy interface and access methods over the 2025 Reporting Period, and onto more strategic, industry standard and resilient offerings, which provides improved messaging performance. Completed over 75% of Client migration from legacy Client-Side Scheduler Software ("CSSS") to Secure File Transfer Protocol ("SFTP"), retired the PUSH v2 interface, and moved legacy leased lines to more robust service providers.

During the 2025 Reporting Period, ITP continued to focus on SSI Enrichment as an enabler to STP. SSI Enrichment supports STP because it establishes standardized processes for storing, updating, and communicating account and settlement details in a complete and consistent manner, which in turn helps to reduce the risk and associated operational costs of trade failure. ALERT is the world's largest SSI database, with over 17 million SSIs across multiple asset classes, enabling Clients to securely manage and automate the communication of SSIs globally. Institutional SSI Compliance rates were 99%+, where ~98% of Broker-Dealer CTM Blocks and over 89% of institutional CTM Allocations were automatically enriched by ALERT SSIs (YTD December, Table 6.0). SSI Compliance refers to how ALERT helps bring confidence that the SSI data is in compliance with the latest industry and Securities Market Practice Group standards. The following initiatives assisted in SSI Compliance:

  Simplified data entry in the ALERT UI, enabling a more intuitive ability to accurately manage SSIs.
  Enhanced Client alerting on ALERT, providing brokers transparency into acronym updates and account access changes.
  Reduced risk and eliminated manual procedures by integrating and utilizing systems to reduce manual procedures in order to provide expanded self-service Client reporting on ALERT.
  Adoption continued over the 2025 Reporting Period on the Ready to Settle (RTS) API which ensures firms have completed their new account setup, leveraging ALERT SSI data.
  Automated SSI processing for the Global Service Bureau operations who service managed services (Lift Out, ASSIsT), eliminating the need to manually interpret raw Client SSI data, enter data into templates, and bulk upload to the ALERT platform, thus reducing risk, increasing efficiency and improving data quality.

ITP captures feedback from the Client community and industry throughout the year to ensure it remains aligned with the needs of its constituents, and which may, at times, lead to ITP de-scoping or de-prioritizing deliverables. During the 2025 Reporting Period, the following deliverables previously included in the STP Roadmap were de-scoped or deprioritized due to Client feedback revealing the level of interest dropped:

  In alignment with the Repo analysis, there was not a strong enough Client demand for the M2i Away Flow which aimed to provide enhancements so that non-self-clearing brokers that rely on their clearing broker today could create their TradeSuite ID confirmations and take advantage of the automated M2i workflow.
  Client feedback has revealed that the level of interest in the potential Real Time Settlement API has dropped, as their priorities have shifted to addressing the ISO upgrade to 20022.
  Also, de-prioritized due to shifting focus on ISO 20022, increasing data quality by connecting with account onboarding service providers to expand upon General Account data points (e.g. LEIs, MENA IDs), enabling investment funds entities with the ability to cross reference multiple industry identifiers in support of timely trade execution.
  Further automation of ALERT notification alerting, allowing IMs to retrieve SSIs in near real-time, facilitating STP and settlement finality, was deprioritized based on declining Client interest.
  ITP made the decision to re-evaluate scope and defer the PNO self-service initiative to 2026, where it will be delivered as a smaller-scale, low-complexity version aligned with platform strategy, environment governance, and stakeholder feedback. The legacy UI decommission resolved many of the issues self-service was meant to address, such as automating testing in shared environments.
  Due to higher Client priorities on SIM, creating a separate status filter and view for ineligible records to enhance reconciliation of eligible vs. ineligible trades for Clients was deprioritized.

Section 1.2 Client and Industry Engagement

ITP is committed to partnering with its Clients and the industry to help promote a no-touch workflow and STP in the industry with the objective of driving increased settlement efficiency. As the financial markets' trusted industry partner, ITP is regularly sharing its unique perspective and viewpoint on challenges and solutions impacting the post-trade lifecycle. ITP also engages with its Clients and the industry via thought-leadership and forums designed to promote debate and solutioning from these groups. ITP uses this feedback in support of its Services development process, in order to align its Strategy and Services to bring efficiencies to the industry for all aspects of post-trade processing. During the 2025 Reporting Period, some of the key Client/industry engagements which helped to shape ITP's STP Strategy and deliverables included:

  Americas Regional Advisory Council ("RAC") - The advisory council met on a regular basis throughout the year and discussed key initiatives in support of advancing STP. Over the 2025 Reporting Period, the RAC held several joint sessions with the NSCC and DTC Clearance and Settlement Advisory Council ("CSAC") to break down silos across Clients who leverage multiple DTCC business lines, drive a clear overarching strategy and bring capital and settlement efficiencies to DTCC's global, multi-segment Client base. The engagement with the RAC and joint sessions with the CSAC was critical to the analysis and ultimate decisions made by ITP on key initiatives such as TradeSuite ID Modernization, Pre-Settlement Match, Repo's and U.S. Listed Options in CTM. For more information on those initiatives and their decisions, please refer to the "Qualitative Description of STP Facilitation" section of this Report.
  U.S. Listed Options Early Adopter Program - The Early Adopter program looks to grow community and capture industry feedback on matching in this asset class via CTM, therefore standardizing the reconciliation process, eliminating the need for custom reports and file reconciliations for each trading partner; this program continues to make strong progress. Over the 2025 Reporting Period, the Early Adopter Program grew to 20 buy side firms and 6 Executing Brokers (EB), processing 33,000+ Listed Options trades - a 280% increase from 2025. Due to the success of the Early Adopter Program, a CTM Listed Options Design Partner Working Group was established in Q4 2025.
  CTM Listed Options Design Partner Working Group - The working group collects feedback, designs workflows and prioritizes enhancements. The goal is to ultimately explore and design longer term connectivity between trade matching and clearing. The working group was kicked off in Q4 2025 to discuss CTM connectivity to a US clearing house; participants include the US clearing house, Clearing Brokers and Executing Brokers (Investment Managers / Hedge Funds to join in 2026).
  Client Facing Working Groups - These are groups which ITP runs with Client segments throughout the year to capture more detailed user feedback on enhancements and deliverables on ITP's annual BoW. Some of the key STP deliverables that were validated by Clients for inclusion in the 2025 and/or 2026 BoW include:
  ALERT - Supported data quality such as cash best practices, market changes, and collateral SSI management.
  CTM - Timing of the PSET submission mandate, supporting interfund transfer enhancements, the Transfer/Free of Payment workflow, and M2i eligibility model.
  Data Analytics - Partnered with the Client community on the strategy and evolution of Data Analytics capabilities, enhanced STP and operational efficiencies by creating additional metrics, insights and drilldowns, and participated in the beta launch in Q4 2025.

Section 1.3 Impediments to STP

ITP strives to offer Services that reduce or remove manual systems and processes, however there will, at times, remain manual processes and/or systems by design, to meet certain Client needs or because the cost to remediate is not, in ITP's judgment, worth the benefits gained by adding automation. ITP will regularly monitor these manual systems and processes, and where prioritized, look to automate or remediate/retire. Manual systems ITP automated or analyzed in 2025 and plans to automate and/or retire in 2026 include the following:

  The Proof of Concept ("PoC") to automate the manual SSI ingestion process concluded in 2025 and a phased implementation approach has commenced with full automation targeted for Q1 2026.
  Enhancements were made in 2025 to the CTM UI, which supports low volume, manual Clients, to enable bulk upload functionality on an improved CTM interface for the benefit of central matching and STP efficiency.
  CTM Auto Responders are in the process of being modernized and enhanced to support additional capabilities. CTM Auto Responders enables a self-service simulation of counterparty trade behavior which helps Clients test the Services while onboarding. This reduces the need to test using human interaction/integration touch points, facilitating operational improvements, and a more seamless integration on to CTM once live in 2026.
  Over the 2025 Reporting Period, revisions were made to the "T+1 Automation Package", which was rolled out in advance of the U.S. T+1, to provide additional benefits to smaller, manual IMs, and re-market the suite of Services as the "Enhanced T+1 Enablement Package". These updates expand the offering to include CTM UI upload functionality enhancements, increased monthly allocations permitted by each Client, access to ALERT ASSIsT, Trade Archive repository, AKAS enrichment, ITP Data Analytics and an opt-in for a SIM add-on (standard transaction fees apply). For U.S Clients only, auto-affirmation and the issuance of a TradeSuite ID is included, to facilitate CTM M2i usage.

In addition, while ITP Services and supporting Procedures are designed to promote the successful onward transmission of messages for timely settlement, a significant or frequent disruption to such Services could impede STP. At times, Service disruptions can impact the onward transmission of messages for timely settlement. ITP, as part of the broader DTCC Enterprise, maintains robust Operational Resilience, Business Continuity, and Incident Management & Crisis Response programs to support issue identification, resolution, and communication where applicable. During the 2025 Reporting Period, there were no ITP incidents that were classified as moderate or high.

Qualitative Description of STP Facilitation

Rule 17Ad-27(b)(5)

As set forth in 17 CFR 240.17Ad-27(b)(5), below is a qualitative description of the actions, in the case of ITPM, the exempt clearing agency, intends to take to further facilitate STP of institutional securities transactions as an exempt clearing agency during the 2026 Reporting Period.

The below key initiatives are planned for 2026 to further facilitate STP. In some cases, analysis or development began in 2025 for a 2026 delivery, or analysis and/or development occurs in 2026, with a 2027+ deliverable. Please refer to the Client Facing Roadmap under "Quick Links" on the ITP home page of the Learning Center at dtcclearning.com/products-and-services/itp.html for the latest schedule of deliverables and timelines. Deliverables may change or be de-prioritized or de-scoped during the year based on Client feedback or other competing priorities.

CTM and TradeSuite ID

  Analyze opportunities to grow U.S. Listed Options as a matched asset class on CTM, including enhancing STP and creating capital efficiencies by connecting directly to a US clearing house to support an automated clearing workflow.
  Mandate the population of the PSET field in September 2026, aiming to reduce Client settlement issues specifically caused by misaligned PSET and SSIs, thus driving STP.
  Enhance the SIM trade search functionality to provide near real-time results enabling users to address exceptions more efficiently.
  Enhance TradeSuite ID to accept future dated (Trade Date +1) confirms shortly after the 9:00pm ET S-1 affirmation cutoff in support of DTCC's 24x5 trading initiative, enhancing market resiliency and drive operational efficiency.
  Remain committed to furthering the adoption of M2i, with a focus on onboarding eligible volume to the M2i workflow, including eligible FI volume.
  Enhance STP and operational efficiencies by fully launching the ITP Data Analytics Dashboard, creating additional metrics/insights/drill-downs enabling firms to pinpoint affirmation issues and party-specific views.

ALERT

  Enhance the ALERT enrichment process to account for the September 2026 CTM requirement to populate PSET aimed at reducing enrichment failure.
  Facilitate STP by introducing an SSI template for Options.
  Further reduce risk and eliminate manual procedures by fully integrating and utilizing internal systems to provide expanded self-service Client reporting.
  Update ALERT to modernize and replace existing TradeSuite ID Standing Instruction Database (SID).

Modernization, Performance and Data

  Progress against the multi-year modernization and cloud journey aimed at developing foundational capabilities, simplifying components, and reducing systemic risk by decoupling application dependencies, resulting in an even more resilient and adaptable platform for Clients. In 2026, TradeSuite ID Modernization will focus on foundational capabilities to ensure alignment with NSCC Clearing and DTC Settlement modernization including ingestion messages, DTC Settlement feed, UTC Settlement feed, Trade State Manager and a continuation of eligibility.
  Continue analysis on future ITP workflows and trade engine in order to drive a decision on strategy and approach on trade engine refactoring in 2026, while in parallel, beginning efforts for CTM core matching moving to the cloud.
  Progress toward decommissioning legacy data capabilities resulting in enhanced resiliency and more efficient data movement through internal systems.
  Reduce operational risk and create an enhanced self-service capability for entitlement services onboarding procedures.
  Create parity with core applications by continuing to update secondary interfaces (FIX, MTI) and support interface changes and performance improvements required for onboarding of new Clients.
  Enhance internal system, enabling applications to decouple from analytics and reporting to reduce risk, standardize metrics, and strengthen transparency into T metrics on T+1.

Quantitative Data

Rule 17Ad-27(b)(3), Rule 17Ad-27(b)(4)

The tables and associated metrics below are those specified in Rule 17Ad-27(b)(3) as well as metrics identified by ITPM with respect to its Services that are indications of facilitating STP.

The following clarifying notes apply to all metrics:

  For all "Asset Class", the Value "All (Equity + Debt)" refers to the combination of counts for both asset classes and "Client Type", the Value "All (Broker-Dealer + Institution)" refers to the combination of counts for both Client types.
  Asset Class categorization for each metric is determined by the source Service's definition (CTM, TradeSuite ID, or ALERT).
  All metrics time zones are in ET.
  All percentage metrics are rounded to the nearest hundredth decimal point. For Manual Submission and Manual Enrichment in Tables 2, 3, 4, and 6, a 0.00% may not mean zero, there could be some value however small enough not to round up to 0.01%.

Additional clarifying notes are added in each section, where relevant, as applicable.

Key Observations

As shown in the Total Number of US Blocks Submitted to CTM for Central Matching (see Table 1.0), the majority of blocks submitted to CTM on T was between 4pm-7pm (2025 monthly average ~72%, consistent with 2024 Reporting Period results), and less than 1% of the total CTM blocks were submitted after trade date, an improvement from 2024 Reporting Period results where submissions after trade date ranged from 0.5% to 3%. When comparing asset class, on average, ~77% of equity trades were submitted between 4pm-7pm and about >0.5% of equity trades submitted after trade date (see Table 1.3) versus the majority of debt trades submitted before 4pm (~81%) and on average ~3% of debt trades submitted after trade date (see Table 1.6). ITP observed an increase in blocks submitted on T in April attributed to market volatility, which is when peak record volumes overall for the 2025 Reporting Period were observed on TradeSuite ID and CTM.

ITP observed that the majority of U.S. allocations and confirmations were submitted on T between 4pm-7pm, as shown in Total Number of US Allocations Submitted to CTM for Central Matching; Total Number of US Allocations Cancelled in CTM; Percentage of US Allocations Submitted Manually in CTM, table 2.0, and Total Number of US Confirmations Submitted to CTM for Central Matching; Total Number of US Confirmations Cancelled in CTM; Percentage of US Confirmations Submitted Manually in CTM (see Table 3.0). Equity allocations and confirmations submitted between 4pm-7pm were in the 70th percentile (see Table 2.1 and 3.1), compared to the 20th percentile of debt allocations and confirmations submitted between 4pm-7pm (see Table 2.2 and 3.2). Allocations submitted after trade date were <1% and confirmations were < 2% (see Tables 2.0 and 3.0). Overall cancel rates generally remained low and in range with those in the 2024 Reporting Period and in a T+2 environment; less than 0.50% (see Tables 2.0 and 3.0), except for April (~0.70%) overall confirmations (see Table 3.0). This was attributed to market volatility experienced over the period. In line with the 2024 Reporting Period, manual submissions were < 0.02% across the board for allocations (see Table 2.0) and < 0.15% for confirmations (see Table 3.0).

The majority of overall confirmations submitted to TradeSuite ID from Broker-Dealers (70th percentile) and from CTM (80th percentile) were between 4pm and 7pm on T, as shown in Total Number of US Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of US Confirmations Cancelled in TradeSuite ID; Percentage of US Confirmations Submitted Manually in TradeSuite ID, Table 4.0. In range with the 2024 Reporting Period, confirmations submitted to TradeSuite ID from Broker-Dealers and from CTM were <0.50%, with the exception of October 2025 where confirmation submitted to TradeSuite ID from Broker-Dealer was 0.90%. Manual submissions were less than 1% throughout the year (see Tables 4.0, 4.1, and 4.2), consistent with that in the 2024 Reporting Period.

During the 2025 Reporting Period, ITP affirmation rates remained strong, even through periods of market volatility. The 2025 Reporting Period average was nearly 96% at 9pm on T, as shown in TradeSuite ID Affirmation Rates, Table 5.0. The highly efficient Prime Broker Flow retained affirmation rates of approximately 99% by 9pm on T throughout the year, while the bilateral flow, concentrated with non-US Custodians and IM affirming, averaged around 91% throughout 2025, which is a ~4 point improvement than that of the 2024 Reporting Period. As shown in Table 5.0, Clients subscribed to the CTM M2i auto-affirmation workflow experienced affirmation rates at 9pm on T approaching 100%, and Clients on the M2i TradeMatch auto affirmation workflow are averaging approximately 96% affirmation rate by 9pm on T (up ~1 point from the 2024 Reporting Period). This is compared to, on average 89% affirmation rate by 9pm on T using manual affirmation on the ETC TradeSuite ID flow (up ~5 points from the 2024 Reporting Period). Similar to 2024, there was a higher volume of equity submissions and higher associated affirmation rates, compared to debt (see Tables 5.1 and 5.2).

As shown in the Additional Measurements of Progress in Facilitating Straight-Through Processing tables, the SSI Compliance rate remains at 99% for Institutions, while Broker-Dealer Compliance rates range in the 70th percentile (see Table 6.0). As the year progressed, Broker-Dealer SSI Compliance rate steadily improved (see Tables 6.1 and 6.2). ALERT SSI enrichment rates of CTM blocks remained strong in the 98th percentile during the 2025 Reporting Period (see Table 6.0), with less than 0.5% manually enriched and under 2% with no enrichment (see Table 6.0). Enrichment of Institutional allocations saw improvements in manual enrichment ( ~1 point) and no enrichment (~3 points), compared to the 2024 Reporting Period; ALERT Institutional enrichment of CTM remains on average at ~89% (see Table 6.0).

Total Number of US Blocks Submitted to CTM for Central Matching

Rule 17Ad-27(b)(3)(i) - The total number of trades submitted to the clearing agency for processing

Notes Regarding Metrics:

  Metric based on trades where the PSET field value is DTC. Please note, PSET is not a mandatory field and therefore this metric may exclude a partial percentage of transactions if the PSET field is not populated upon Client submission. This will be addressed in 2026 when PSET becomes a mandatory CTM field.

Refer to the below tables for the Total Number of U.S. Blocks Submitted to CTM for Central Matching:

  Table 1.0 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for all user type and all asset class
  Table 1.1 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for Institution user type and all asset class
  Table 1.2 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for Broker-Dealer user type and all asset class
  Table 1.3 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for all user type and equity asset class
  Table 1.4 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for institution user type and equity asset class
  Table 1.5 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for Broker-Dealer user type and equity asset class
  Table 1.6 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for all user type and debt asset class
  Table 1.7 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for institution user type and debt asset class
  Table 1.8 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for Broker-Dealer user type and debt asset class

Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	7219433	20317223	87133	27623789	108408
February	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	6823771	20365510	99897	27289178	169461
March	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	8360745	23021922	126383	31509050	138199
April	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	8935800	22841521	226974	32004295	213415
May	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	7384503	21335826	157933	28878262	179815
June	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	6933726	21020958	179210	28133894	130214
July	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	7605278	21819557	133635	29558470	118255
August	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	6904331	20605951	260990	27771272	138671
September	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	7360192	20632209	398958	28391359	213791
October	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	8055172	21070748	375528	29501448	136388
November	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	7359200	17573170	306823	25239193	119059
December	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	7794652	20367442	382699	28544793	152113
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Institution	All (Equity + Debt)	3505875	9925596	30394	13461865	48925
February	Central Matching	Institution	All (Equity + Debt)	3316340	9932883	36647	13285870	56141
March	Central Matching	Institution	All (Equity + Debt)	4097439	11173308	78864	15349611	53019
April	Central Matching	Institution	All (Equity + Debt)	4391603	11040431	113023	15545057	52689
May	Central Matching	Institution	All (Equity + Debt)	3602148	10349961	100017	14052126	69558
June	Central Matching	Institution	All (Equity + Debt)	3355723	10214983	105292	13675998	48729
July	Central Matching	Institution	All (Equity + Debt)	3629546	10678048	85354	14392948	36923
August	Central Matching	Institution	All (Equity + Debt)	3322756	10062096	152233	13537085	43413
September	Central Matching	Institution	All (Equity + Debt)	3545287	10019168	212161	13776616	65860
October	Central Matching	Institution	All (Equity + Debt)	3855288	10283883	196152	14335323	44694
November	Central Matching	Institution	All (Equity + Debt)	3523411	8577571	156061	12257043	45102
December	Central Matching	Institution	All (Equity + Debt)	3753574	9931864	177839	13863277	71287
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Broker-Dealer	All (Equity + Debt)	3713558	10391627	56739	14161924	59483
February	Central Matching	Broker-Dealer	All (Equity + Debt)	3507431	10432627	63250	14003308	113320
March	Central Matching	Broker-Dealer	All (Equity + Debt)	4263306	11848614	47519	16159439	85180
April	Central Matching	Broker-Dealer	All (Equity + Debt)	4544197	11801090	113951	16459238	160726
May	Central Matching	Broker-Dealer	All (Equity + Debt)	3782355	10985865	57916	14826136	110257
June	Central Matching	Broker-Dealer	All (Equity + Debt)	3578003	10805975	73918	14457896	81485
July	Central Matching	Broker-Dealer	All (Equity + Debt)	3975732	11141509	48281	15165522	81332
August	Central Matching	Broker-Dealer	All (Equity + Debt)	3581575	10543855	108757	14234187	95258
September	Central Matching	Broker-Dealer	All (Equity + Debt)	3814905	10613041	186797	14614743	147931
October	Central Matching	Broker-Dealer	All (Equity + Debt)	4199884	10786865	179376	15166125	91694
November	Central Matching	Broker-Dealer	All (Equity + Debt)	3835789	8995599	150762	12982150	73957
December	Central Matching	Broker-Dealer	All (Equity + Debt)	4041078	10435578	204860	14681516	80826
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	All (Institution + Broker-Dealer)	Equity	5555758	20027850	78706	25662314	68519
February	Central Matching	All (Institution + Broker-Dealer)	Equity	5278616	20069192	89354	25437162	119794
March	Central Matching	All (Institution + Broker-Dealer)	Equity	6573060	22648625	110151	29331836	81331
April	Central Matching	All (Institution + Broker-Dealer)	Equity	6957497	22437769	208105	29603371	81122
May	Central Matching	All (Institution + Broker-Dealer)	Equity	5647591	21017949	145506	26811046	107828
June	Central Matching	All (Institution + Broker-Dealer)	Equity	5369560	20718843	169329	26257732	84932
July	Central Matching	All (Institution + Broker-Dealer)	Equity	5932292	21510340	124229	27566861	70783
August	Central Matching	All (Institution + Broker-Dealer)	Equity	5369796	20332036	243649	25945481	80696
September	Central Matching	All (Institution + Broker-Dealer)	Equity	5595688	20214258	375512	26185458	102075
October	Central Matching	All (Institution + Broker-Dealer)	Equity	6286041	20714383	364691	27365115	85602
November	Central Matching	All (Institution + Broker-Dealer)	Equity	5887091	17298138	297284	23482513	78104
December	Central Matching	All (Institution + Broker-Dealer)	Equity	6156142	20087069	374348	26617559	110217
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Institution	Equity	2749995	9769072	27583	12546650	35236
February	Central Matching	Institution	Equity	2627307	9776183	33522	12437012	41299
March	Central Matching	Institution	Equity	3293716	10974403	74936	14343055	35930
April	Central Matching	Institution	Equity	3483812	10828549	108240	14420601	35475
May	Central Matching	Institution	Equity	2808775	10183506	96272	13088553	50451
June	Central Matching	Institution	Equity	2644091	10056934	101950	12802975	36767
July	Central Matching	Institution	Equity	2867962	10511776	82935	13462673	23729
August	Central Matching	Institution	Equity	2622926	9917034	148522	12688482	30202
September	Central Matching	Institution	Equity	2749372	9808995	207164	12765531	44833
October	Central Matching	Institution	Equity	3048730	10095856	192933	13337519	31795
November	Central Matching	Institution	Equity	2855278	8428563	153231	11437072	33049
December	Central Matching	Institution	Equity	3005568	9776954	174741	12957263	56123
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Broker-Dealer	Equity	2805763	10258778	51123	13115664	33283
February	Central Matching	Broker-Dealer	Equity	2651309	10293009	55832	13000150	78495
March	Central Matching	Broker-Dealer	Equity	3279344	11674222	35215	14988781	45401
April	Central Matching	Broker-Dealer	Equity	3473685	11609220	99865	15182770	45647
May	Central Matching	Broker-Dealer	Equity	2838816	10834443	49234	13722493	57377
June	Central Matching	Broker-Dealer	Equity	2725469	10661909	67379	13454757	48165
July	Central Matching	Broker-Dealer	Equity	3064330	10998564	41294	14104188	47054
August	Central Matching	Broker-Dealer	Equity	2746870	10415002	95127	13256999	50494
September	Central Matching	Broker-Dealer	Equity	2846316	10405263	168348	13419927	57242
October	Central Matching	Broker-Dealer	Equity	3237311	10618527	171758	14027596	53807
November	Central Matching	Broker-Dealer	Equity	3031813	8869575	144053	12045441	45055
December	Central Matching	Broker-Dealer	Equity	3150574	10310115	199607	13660296	54094
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	All (Institution + Broker-Dealer)	Debt	1663675	289373	8427	1961475	39889
February	Central Matching	All (Institution + Broker-Dealer)	Debt	1545155	296318	10543	1852016	49667
March	Central Matching	All (Institution + Broker-Dealer)	Debt	1787685	373297	16232	2177214	56868
April	Central Matching	All (Institution + Broker-Dealer)	Debt	1978303	403752	18869	2400924	132293
May	Central Matching	All (Institution + Broker-Dealer)	Debt	1736912	317877	12427	2067216	71987
June	Central Matching	All (Institution + Broker-Dealer)	Debt	1564166	302115	9881	1876162	45282
July	Central Matching	All (Institution + Broker-Dealer)	Debt	1672986	309217	9406	1991609	47472
August	Central Matching	All (Institution + Broker-Dealer)	Debt	1534535	273915	17341	1825791	57975
September	Central Matching	All (Institution + Broker-Dealer)	Debt	1764504	417951	23446	2205901	111716
October	Central Matching	All (Institution + Broker-Dealer)	Debt	1769131	356365	10837	2136333	50786
November	Central Matching	All (Institution + Broker-Dealer)	Debt	1472109	275032	9539	1756680	40955
December	Central Matching	All (Institution + Broker-Dealer)	Debt	1638510	280373	8351	1927234	41896
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Institution	Debt	755880	156524	2811	915215	13689
February	Central Matching	Institution	Debt	689033	156700	3125	848858	14842
March	Central Matching	Institution	Debt	803723	198905	3928	1006556	17089
April	Central Matching	Institution	Debt	907791	211882	4783	1124456	17214
May	Central Matching	Institution	Debt	793373	166455	3745	963573	19107
June	Central Matching	Institution	Debt	711632	158049	3342	873023	11962
July	Central Matching	Institution	Debt	761584	166272	2419	930275	13194
August	Central Matching	Institution	Debt	699830	145062	3711	848603	13211
September	Central Matching	Institution	Debt	795915	210173	4997	1011085	21027
October	Central Matching	Institution	Debt	806558	188027	3219	997804	12899
November	Central Matching	Institution	Debt	668133	149008	2830	819971	12053
December	Central Matching	Institution	Debt	748006	154910	3098	906014	15164
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Broker-Dealer	Debt	907795	132849	5616	1046260	26200
February	Central Matching	Broker-Dealer	Debt	856122	139618	7418	1003158	34825
March	Central Matching	Broker-Dealer	Debt	983962	174392	12304	1170658	39779
April	Central Matching	Broker-Dealer	Debt	1070512	191870	14086	1276468	115079
May	Central Matching	Broker-Dealer	Debt	943539	151422	8682	1103643	52880
June	Central Matching	Broker-Dealer	Debt	852534	144066	6539	1003139	33320
July	Central Matching	Broker-Dealer	Debt	911402	142945	6987	1061334	34278
August	Central Matching	Broker-Dealer	Debt	834705	128853	13630	977188	44764
September	Central Matching	Broker-Dealer	Debt	968589	207778	18449	1194816	90689
October	Central Matching	Broker-Dealer	Debt	962573	168338	7618	1138529	37887
November	Central Matching	Broker-Dealer	Debt	803976	126024	6709	936709	28902
December	Central Matching	Broker-Dealer	Debt	890504	125463	5253	1021220	26732

Total Number of US Allocations Submitted to CTM for Central Matching; Total Number of US Allocations Cancelled in CTM; Percentage of US Allocations Submitted Manually in CTM

Rule 17Ad-27(b)(3)(ii) - the total number of allocations submitted to the clearing agency

Rule 17Ad-27(b)(3)(iii) - the total number of confirmations submitted to the clearing agency, as well as the total number of confirmation cancelled by users

Rule 17Ad-27(b)(3)(vi) - Metrics concerning the use of manual and automated processes by the CMSP's users with respect to the CMSP's services that may be used to assess progress in facilitating STP

Notes Regarding Metrics:

  Metric based on trades where PSET field value is DTC. Please note, PSET is not a mandatory field and therefore this metric may exclude a partial percentage of transactions if the PSET field is not populated upon Client submission. This will be addressed in 2026 when PSET becomes a mandatory CTM field.
  Manual submission to CTM is defined as an allocation or confirm submitted via the CTM user interface.

Refer to the tables below for the Total Number of U.S. Allocations Submitted to CTM for Central Matching; Total Number of U.S. Allocations Cancelled in CTM; Percentage of U.S. Allocations Submitted Manually in CTM:

  Table 2.0 - Total Number of U.S. Allocations Submitted to CTM for Central Matching; Total Number of U.S. Allocations Cancelled in CTM; Percentage of U.S. Allocations Submitted Manually in CTM for institution user type and all asset class
  Table 2.1 - Total Number of U.S. Allocations Submitted to CTM for Central Matching; Total Number of U.S. Allocations Cancelled in CTM; Percentage of U.S. Allocations Submitted Manually in CTM for institution user type and equity asset class
  Table 2.2 - Total Number of U.S. Allocations Submitted to CTM for Central Matching; Total Number of U.S. Allocations Cancelled in CTM; Percentage of U.S. Allocations Submitted Manually in CTM for institution user type and debt asset class

Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Institution	All (Equity + Debt)	5160876	12927577	49499	18137952	111900	49501	0.01%
February	Central Matching	Institution	All (Equity + Debt)	5021967	13037548	59238	18118753	113184	47705	0.01%
March	Central Matching	Institution	All (Equity + Debt)	6240306	14954639	115636	21310581	113895	63633	0.01%
April	Central Matching	Institution	All (Equity + Debt)	7026046	14677067	204778	21907891	118921	55634	0.01%
May	Central Matching	Institution	All (Equity + Debt)	5467620	13486958	132632	19087210	132096	84547	0.01%
June	Central Matching	Institution	All (Equity + Debt)	4909924	13236566	157630	18304120	124304	51646	0.01%
July	Central Matching	Institution	All (Equity + Debt)	5429495	13705431	108858	19243784	92872	78488	0.01%
August	Central Matching	Institution	All (Equity + Debt)	5149466	13015319	168115	18332900	83941	44332	0.02%
September	Central Matching	Institution	All (Equity + Debt)	5454364	13238595	242872	18935831	151098	66205	0.01%
October	Central Matching	Institution	All (Equity + Debt)	6092854	13647115	223856	19963825	96077	64518	0.01%
November	Central Matching	Institution	All (Equity + Debt)	5329087	11463460	186777	16979324	96539	53393	0.01%
December	Central Matching	Institution	All (Equity + Debt)	5469892	12920851	189814	18580557	111478	55980	0.02%
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Institution	Equity	3934481	12506551	33213	16474245	51273	21213	0.01%
February	Central Matching	Institution	Equity	3854336	12621398	50149	16525883	59812	21599	0.01%
March	Central Matching	Institution	Equity	4879210	14435504	102573	19417287	56194	34370	0.00%
April	Central Matching	Institution	Equity	5528329	14189400	189630	19907359	74582	26325	0.00%
May	Central Matching	Institution	Equity	4092798	13037829	123417	17254044	73948	47976	0.01%
June	Central Matching	Institution	Equity	3684219	12850262	146440	16680921	73888	21353	0.01%
July	Central Matching	Institution	Equity	4125926	13285409	100916	17512251	36639	48594	0.00%
August	Central Matching	Institution	Equity	3940224	12658069	160646	16758939	40383	19018	0.02%
September	Central Matching	Institution	Equity	4069278	12704409	225210	16998897	70973	25978	0.01%
October	Central Matching	Institution	Equity	4696353	13182970	215267	18094590	49039	34837	0.01%
November	Central Matching	Institution	Equity	4162534	11072031	177824	15412389	48146	24535	0.01%
December	Central Matching	Institution	Equity	4246812	12581353	183599	17011764	71719	32480	0.01%
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Institution	Debt	1226395	421026	16286	1663707	60627	28288	0.05%
February	Central Matching	Institution	Debt	1167631	416150	9089	1592870	53372	26106	0.07%
March	Central Matching	Institution	Debt	1361096	519135	13063	1893294	57701	29263	0.06%
April	Central Matching	Institution	Debt	1497717	487667	15148	2000532	44339	29309	0.05%
May	Central Matching	Institution	Debt	1374822	449129	9215	1833166	58148	36571	0.05%
June	Central Matching	Institution	Debt	1225705	386304	11190	1623199	50416	30293	0.05%
July	Central Matching	Institution	Debt	1303569	420022	7942	1731533	56233	29894	0.06%
August	Central Matching	Institution	Debt	1209242	357250	7469	1573961	43558	25314	0.07%
September	Central Matching	Institution	Debt	1385086	534186	17662	1936934	80125	40227	0.05%
October	Central Matching	Institution	Debt	1396501	464145	8589	1869235	47038	29681	0.08%
November	Central Matching	Institution	Debt	1166553	391429	8953	1566935	48393	28858	0.07%
December	Central Matching	Institution	Debt	1223080	339498	6215	1568793	39759	23500	0.10%

Total Number of US Confirmations Submitted to CTM for Central Matching; Total Number of US Confirmations Cancelled in CTM; Percentage of US Confirmations Submitted Manually in CTM

Rule 17Ad-27(b)(3)(ii) - the total number of allocations submitted to the clearing agency

Rule 17Ad-27(b)(3)(iii) - the total number of confirmations submitted to the clearing agency, as well as the total number of confirmation cancelled by users

Rule 17Ad-27(b)(3)(vi) - Metrics concerning the use of manual and automated processes by the CMSP's users with respect to the CMSP's services that may be used to assess progress in facilitating STP

Notes Regarding Metrics:

  Metric based on trades where PSET field value is DTC. Please note, PSET is not a mandatory field and therefore this metric may exclude a partial percentage of transactions if the PSET field is not populated upon Client submission. This will be addressed in 2026 when PSET becomes a mandatory CTM field.
  Manual submission to CTM is defined as an allocation or confirm submitted via the CTM user interface.

Refer to the tables below for the Total Number of U.S. Confirmations Submitted to CTM for Central Matching; Total Number of U.S. Confirmations Cancelled in CTM; Percentage of U.S. Confirmations Submitted Manually in CTM:

  Table 3.0 - Total Number of U.S. Confirmations Submitted to CTM for Central Matching; Total Number of U.S. Confirmations Cancelled in CTM; Percentage of U.S. Confirmations Submitted Manually in CTM for Broker-Dealer user type and all asset class
  Table 3.1 - Total Number of U.S. Confirmations Submitted to CTM for Central Matching; Total Number of U.S. Confirmations Cancelled in CTM; Percentage of U.S. Confirmations Submitted Manually in CTM for Broker-Dealer user type and equity asset class
  Table 3.2 - Total Number of U.S. Confirmations Submitted to CTM for Central Matching; Total Number of U.S. Confirmations Cancelled in CTM; Percentage of U.S. Confirmations Submitted Manually in CTM for Broker-Dealer user type and debt asset class

Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Broker-Dealer	All (Equity + Debt)	4573100	13287410	107468	17967978	178161	47036	0.12%
February	Central Matching	Broker-Dealer	All (Equity + Debt)	4440819	13338040	136560	17915419	223755	48752	0.13%
March	Central Matching	Broker-Dealer	All (Equity + Debt)	5517948	15395988	146428	21060364	195192	48711	0.10%
April	Central Matching	Broker-Dealer	All (Equity + Debt)	6207028	15225409	267904	21700341	272958	151466	0.09%
May	Central Matching	Broker-Dealer	All (Equity + Debt)	4917361	13801407	164491	18883259	210141	68451	0.09%
June	Central Matching	Broker-Dealer	All (Equity + Debt)	4382846	13506974	208708	18098528	183809	45924	0.08%
July	Central Matching	Broker-Dealer	All (Equity + Debt)	4896190	13988120	125854	19010164	187595	63373	0.09%
August	Central Matching	Broker-Dealer	All (Equity + Debt)	4674493	13306015	108109	18088617	249816	67293	0.10%
September	Central Matching	Broker-Dealer	All (Equity + Debt)	4945879	13507033	170586	18623498	366141	86408	0.11%
October	Central Matching	Broker-Dealer	All (Equity + Debt)	5547493	13937951	146716	19632160	281040	54006	0.10%
November	Central Matching	Broker-Dealer	All (Equity + Debt)	4846666	11759696	183190	16789552	208650	61372	0.09%
December	Central Matching	Broker-Dealer	All (Equity + Debt)	4989628	13224897	188386	18402911	199974	44636	0.09%
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Broker-Dealer	Equity	3414367	12867226	84008	16365601	81321	32152	0.07%
February	Central Matching	Broker-Dealer	Equity	3345869	12912924	120600	16379393	135907	33323	0.09%
March	Central Matching	Broker-Dealer	Equity	4237082	14883120	123046	19243248	97038	29277	0.07%
April	Central Matching	Broker-Dealer	Equity	4800043	14710180	243144	19753367	124273	53494	0.06%
May	Central Matching	Broker-Dealer	Equity	3624478	13333438	150586	17108502	114054	46186	0.06%
June	Central Matching	Broker-Dealer	Equity	3228654	13105100	191333	16525087	102278	29488	0.06%
July	Central Matching	Broker-Dealer	Equity	3663197	13552054	113286	17328537	99001	45646	0.07%
August	Central Matching	Broker-Dealer	Equity	3533214	12932177	96661	16562052	175335	52320	0.07%
September	Central Matching	Broker-Dealer	Equity	3652435	12962686	142450	16757571	212248	38382	0.08%
October	Central Matching	Broker-Dealer	Equity	4227979	13460202	130726	17818907	200632	36676	0.08%
November	Central Matching	Broker-Dealer	Equity	3747575	11360242	168946	15276763	126306	44840	0.08%
December	Central Matching	Broker-Dealer	Equity	3825198	12876968	179200	16881366	140568	31340	0.07%
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Broker-Dealer	Debt	1158733	420184	23460	1602377	96840	14884	0.57%
February	Central Matching	Broker-Dealer	Debt	1094950	425116	15960	1536026	87848	15429	0.54%
March	Central Matching	Broker-Dealer	Debt	1280866	512868	23382	1817116	98154	19434	0.46%
April	Central Matching	Broker-Dealer	Debt	1406985	515229	24760	1946974	148685	97972	0.40%
May	Central Matching	Broker-Dealer	Debt	1292883	467969	13905	1774757	96087	22265	0.41%
June	Central Matching	Broker-Dealer	Debt	1154192	401874	17375	1573441	81531	16436	0.30%
July	Central Matching	Broker-Dealer	Debt	1232993	436066	12568	1681627	88594	17727	0.30%
August	Central Matching	Broker-Dealer	Debt	1141279	373838	11448	1526565	74481	14973	0.34%
September	Central Matching	Broker-Dealer	Debt	1293444	544347	28136	1865927	153893	48026	0.31%
October	Central Matching	Broker-Dealer	Debt	1319514	477749	15990	1813253	80408	17330	0.32%
November	Central Matching	Broker-Dealer	Debt	1099091	399454	14244	1512789	82344	16532	0.27%
December	Central Matching	Broker-Dealer	Debt	1164430	347929	9186	1521545	59406	13296	0.34%

Total Number of US Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of US Confirmations Cancelled in TradeSuite ID;Percentage of US Confirmations Submitted Manually in TradeSuite ID

Rule 17Ad-27(b)(3)(ii) - the total number of allocations submitted to the clearing agency

Rule 17Ad-27(b)(3)(iii) - the total number of confirmations submitted to the clearing agency, as well as the total number of confirmations cancelled by users

Rule 17Ad-27(b)(3)(vi) - Metrics concerning the use of manual and automated processes by the CMSP's users with respect to the CMSP's services that may be used to assess progress in facilitating STP.

Notes Regarding Metrics:

  Trades are summarized by month based on Trade Date.
  Manual submission to TradeSuite ID is defined as confirm submitted via TradeSuite ID Web or Participant Browser System ("PBS").
  TradeSuite ID Cancellation count is inclusive of all cancellations in the system including M2i cancels.
  The CTM to TradeSuite ID metrics represent the confirms submitted via CTM's M2i auto-affirmation workflow to TradeSuite ID for affirmation. The Broker-Dealer to TradeSuite ID metrics include the total count of confirms submitted directly to TradeSuite ID, from CTM (non M2i) or other mechanism by the broker.

Refer to the below tables for the Total Number of U.S. Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of U.S. Confirmations Cancelled in TradeSuite ID; Percentage of U.S. Confirmations Submitted Manually in TradeSuite ID:

  Table 4.0 - Total Number of U.S. Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of U.S. Confirmations Cancelled in TradeSuite ID; Percentage of U.S. Confirmations Submitted Manually in TradeSuite ID for Broker-Dealer user type and all asset class
  Table 4.1 - Total Number of U.S. Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of U.S. Confirmations Cancelled in TradeSuite ID; Percentage of U.S. Confirmations Submitted Manually in TradeSuite ID for Broker-Dealer user type and equity asset class
  Table 4.2 - Total Number of U.S. Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of U.S. Confirmations Cancelled in TradeSuite ID; Percentage of U.S. Confirmations Submitted Manually in TradeSuite ID for Broker-Dealer user type and debt asset class

Month	User Type	Asset Class	Broker-Dealer to TradeSuite ID					CTM to TradeSuite ID					Total on Trade Date	Total Cancelled	% Manual Submission
			By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date	By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date
January	Broker-Dealer	All (Equity + Debt)	6657364	23238755	1131164	31027283	90281	667114	4575798	42197	5285109	8533	36312392	190297	0.10%
February	Broker-Dealer	All (Equity + Debt)	6597823	22838087	1490398	30926308	87830	617396	4751813	19149	5388358	7643	36314666	185553	0.10%
March	Broker-Dealer	All (Equity + Debt)	7650926	25996246	1482744	35129916	92334	734004	5371256	26447	6131707	9978	41261623	191388	0.10%
April	Broker-Dealer	All (Equity + Debt)	7954900	25080761	1563040	34598701	71470	851258	5843308	35935	6730501	5938	41329202	224359	0.09%
May	Broker-Dealer	All (Equity + Debt)	6845065	23662438	1054402	31561905	100014	752605	5912106	16746	6681457	6303	38243362	166599	0.09%
June	Broker-Dealer	All (Equity + Debt)	6138539	23107096	1128006	30373641	86805	674389	5988955	29237	6692581	9896	37066222	172942	0.09%
July	Broker-Dealer	All (Equity + Debt)	6860026	24359465	1221182	32440673	84224	840686	6197339	24148	7062173	6972	39502846	191098	0.10%
August	Broker-Dealer	All (Equity + Debt)	6022925	24031909	1135763	31190597	71087	730138	5791395	11603	6533136	6867	37723733	196299	0.09%
September	Broker-Dealer	All (Equity + Debt)	6622838	25322717	1742189	33687744	124650	762572	5390493	45127	6198192	10825	39885936	208287	0.09%
October	Broker-Dealer	All (Equity + Debt)	7642480	27985467	1677712	37305659	339611	913644	5379936	30783	6324363	15872	43630022	803438	0.10%
November	Broker-Dealer	All (Equity + Debt)	6972736	23285230	1264117	31522083	90796	797660	4541352	96171	5435183	15374	36957266	210284	0.10%
December	Broker-Dealer	All (Equity + Debt)	7247556	26039847	1430058	34717461	55360	856612	5136423	120896	6113931	4967	40831392	221232	0.09%
Month	User Type	Asset Class	Broker-Dealer to TradeSuite ID					CTM to TradeSuite ID					Total on Trade Date	Total Cancelled	% Manual Submission
			By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date	By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date
January	Broker-Dealer	Equity	5624730	22752691	1118975	29496396	14320	551499	4516557	34955	5103011	585	34599407	164200	0.09%
February	Broker-Dealer	Equity	5617197	22347104	1472655	29436956	12190	504584	4696462	17273	5218319	872	34655275	163668	0.09%
March	Broker-Dealer	Equity	6502533	25391985	1449566	33344084	11232	608301	5295448	23632	5927381	1372	39271465	165230	0.08%
April	Broker-Dealer	Equity	6697710	24470488	1542314	32710512	15516	701950	5766366	34099	6502415	1597	39212927	193556	0.07%
May	Broker-Dealer	Equity	5693299	23075837	1042267	29811403	17985	625096	5845451	15127	6485674	1711	36297077	143529	0.08%
June	Broker-Dealer	Equity	5110436	22596168	1116504	28823108	13037	567692	5936003	26816	6530511	1843	35353619	150388	0.07%
July	Broker-Dealer	Equity	5767618	23834571	1208656	30810845	9836	715740	6128811	21876	6866427	839	37677272	168788	0.09%
August	Broker-Dealer	Equity	5025946	23582568	1124728	29733242	9679	619465	5728599	9660	6357724	1208	36090966	175587	0.08%
September	Broker-Dealer	Equity	5490024	24730574	1721082	31941680	14261	631605	5300554	39608	5971767	999	37913447	182973	0.08%
October	Broker-Dealer	Equity	6495616	27429861	1662226	35587703	281392	781936	5308087	28279	6118302	7339	41706005	775836	0.09%
November	Broker-Dealer	Equity	5998563	22823424	1241764	30063751	17718	687381	4487460	94184	5269025	7407	35332776	190402	0.09%
December	Broker-Dealer	Equity	6206831	25619478	1419218	33245527	8372	730022	5085312	120033	5935367	1801	39180894	199013	0.08%
Month	User Type	Asset Class	Broker-Dealer to TradeSuite ID					CTM to TradeSuite ID					Total on Trade Date	Total Cancelled	% Manual Submission
			By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date	By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date
January	Broker-Dealer	Debt	1032634	486064	12189	1530887	75961	115615	59241	7242	182098	7948	1712985	26097	0.40%
February	Broker-Dealer	Debt	980626	490983	17743	1489352	75640	112812	55351	1876	170039	6771	1659391	21885	0.37%
March	Broker-Dealer	Debt	1148393	604261	33178	1785832	81102	125703	75808	2815	204326	8606	1990158	26158	0.50%
April	Broker-Dealer	Debt	1257190	610273	20726	1888189	55954	149308	76942	1836	228086	4341	2116275	30803	0.43%
May	Broker-Dealer	Debt	1151766	586601	12135	1750502	82029	127509	66655	1619	195783	4592	1946285	23070	0.40%
June	Broker-Dealer	Debt	1028103	510928	11502	1550533	73768	106697	52952	2421	162070	8053	1712603	22554	0.38%
July	Broker-Dealer	Debt	1092408	524894	12526	1629828	74388	124946	68528	2272	195746	6133	1825574	22310	0.38%
August	Broker-Dealer	Debt	996979	449341	11035	1457355	61408	110673	62796	1943	175412	5659	1632767	20712	0.29%
September	Broker-Dealer	Debt	1132814	592143	21107	1746064	110389	130967	89939	5519	226425	9826	1972489	25314	0.31%
October	Broker-Dealer	Debt	1146864	555606	15486	1717956	58219	131708	71849	2504	206061	8533	1924017	27602	0.33%
November	Broker-Dealer	Debt	974173	461806	22353	1458332	73078	110279	53892	1987	166158	7967	1624490	19882	0.37%
December	Broker-Dealer	Debt	1040725	420369	10840	1471934	46988	126590	51111	863	178564	3166	1650498	22219	0.36%

TradeSuite ID Affirmation Rates

Rule 17Ad-27(b)(3)(iv) - Percentage of confirmations submitted to the clearing agency that are affirmed on trade date

Rule 17Ad-27(b)(3)(v) - Percentage of allocations and confirmations submitted to the clearing agency that are matched and automatically confirmed through the clearing agency's service

Notes Regarding Metrics:

  Trades are summarized by month based on Trade Date.
  The Automatic Affirmation metrics represent the percent of confirms submitted to TradeSuite ID which have a final status of affirmed and were auto-affirmed via (i) the M2i CTM Match, where the broker's CTM confirms flow directly from CTM to TradeSuite ID and are auto affirmed when the trade is Match Agreed ("MAGR"), or (ii) auto-affirmed via the M2i TradeMatch, where the investment manager's allocations flow directly from CTM into TradeSuite ID when the trade is MAGR and allocations are compared to broker confirms for matching and auto-affirmation in TradeMatch.
  Manual Affirmation metrics include the percent of confirms submitted to TradeSuite ID which have a final status of affirmed and were not auto-affirmed via the M2i workflow.

Refer to the below table for TradeSuite ID Affirmation Rates:

  Table 5.0 - TradeSuite ID Affirmation Rates for all asset classes
  Table 5.1 - TradeSuite ID Affirmation Rates for equity asset class
  Table 5.2 - TradeSuite ID Affirmation Rates for debt asset class

Month	Asset Class	Overall			Affirmation Timing	Automatic Affirmation		Manual Affirmation
		Bilateral Flow	Prime Broker Flow	Overall Affirmation Rate		M2i CTM Match	M2i TradeMatch Match	ETC TradeSuite ID
January	All (Equity + Debt)	92.69%	98.54%	96.07%	Trade Date (9PM ET)	99.48%	96.57%	90.99%
		93.93%	98.84%	96.77%	Trade Date	99.49%	96.58%	92.65%
February	All (Equity + Debt)	92.30%	98.74%	96.09%	Trade Date (9PM ET)	99.54%	96.68%	90.41%
		94.06%	98.86%	96.89%	Trade Date	99.54%	96.69%	92.78%
March	All (Equity + Debt)	91.22%	98.51%	95.45%	Trade Date (9PM ET)	99.51%	97.08%	88.60%
		94.01%	98.73%	96.75%	Trade Date	99.52%	97.09%	92.47%
April	All (Equity + Debt)	91.11%	98.36%	95.25%	Trade Date (9PM ET)	99.76%	97.38%	88.31%
		93.84%	98.75%	96.65%	Trade Date	99.76%	97.38%	92.12%
May	All (Equity + Debt)	91.50%	98.93%	95.98%	Trade Date (9PM ET)	99.63%	96.24%	89.32%
		93.74%	99.05%	96.95%	Trade Date	99.64%	96.24%	92.37%
June	All (Equity + Debt)	91.36%	99.02%	95.96%	Trade Date (9PM ET)	99.55%	96.08%	88.99%
		93.54%	99.16%	96.91%	Trade Date	99.56%	96.08%	92.00%
July	All (Equity + Debt)	90.67%	99.00%	95.82%	Trade Date (9PM ET)	99.64%	95.28%	88.28%
		93.21%	99.12%	96.86%	Trade Date	99.67%	95.29%	91.75%
August	All (Equity + Debt)	90.72%	98.97%	95.90%	Trade Date (9PM ET)	99.61%	96.64%	88.16%
		93.40%	99.09%	96.98%	Trade Date	99.62%	96.64%	91.80%
September	All (Equity + Debt)	89.57%	97.94%	94.63%	Trade Date (9PM ET)	99.43%	95.75%	86.73%
		92.54%	98.37%	96.06%	Trade Date	99.46%	95.77%	90.79%
October	All (Equity + Debt)	88.53%	98.58%	94.63%	Trade Date (9PM ET)	99.19%	96.66%	85.32%
		92.20%	98.84%	96.23%	Trade Date	99.21%	96.67%	90.28%
November	All (Equity + Debt)	90.70%	98.76%	95.53%	Trade Date (9PM ET)	99.47%	96.27%	88.17%
		93.07%	98.79%	96.49%	Trade Date	99.48%	96.27%	91.41%
December	All (Equity + Debt)	91.27%	98.42%	95.60%	Trade Date (9PM ET)	99.76%	96.26%	88.80%
		93.69%	98.65%	96.69%	Trade Date	99.77%	96.27%	92.14%
Month	Asset Class	Overall			Affirmation Timing	Automatic Affirmation		Manual Affirmation
		Bilateral Flow	Prime Broker Flow	Overall Affirmation Rate		M2i CTM Match	M2i TradeMatch Match	ETC TradeSuite ID
January	Equity	93.73%	98.73%	96.70%	Trade Date (9PM ET)	99.98%	98.55%	92.04%
		95.07%	99.03%	97.42%	Trade Date	99.98%	98.55%	93.80%
February	Equity	93.26%	98.94%	96.70%	Trade Date (9PM ET)	99.96%	98.54%	91.45%
		95.18%	99.06%	97.53%	Trade Date	99.97%	98.54%	93.96%
March	Equity	92.07%	98.69%	96.02%	Trade Date (9PM ET)	99.96%	98.77%	89.51%
		95.10%	98.91%	97.38%	Trade Date	99.96%	98.77%	93.64%
April	Equity	91.79%	98.56%	95.76%	Trade Date (9PM ET)	99.98%	98.72%	89.13%
		94.77%	98.94%	97.22%	Trade Date	99.98%	98.73%	93.18%
May	Equity	92.46%	99.12%	96.60%	Trade Date (9PM ET)	99.90%	98.34%	90.33%
		94.91%	99.25%	97.61%	Trade Date	99.90%	98.34%	93.59%
June	Equity	92.30%	99.21%	96.56%	Trade Date (9PM ET)	99.98%	97.95%	89.98%
		94.66%	99.35%	97.55%	Trade Date	99.98%	97.95%	93.18%
July	Equity	91.59%	99.18%	96.40%	Trade Date (9PM ET)	99.98%	97.17%	89.29%
		94.36%	99.30%	97.49%	Trade Date	99.99%	97.18%	92.98%
August	Equity	91.44%	99.13%	96.38%	Trade Date (9PM ET)	99.96%	98.34%	88.98%
		94.35%	99.25%	97.50%	Trade Date	99.96%	98.34%	92.83%
September	Equity	90.62%	98.12%	95.28%	Trade Date (9PM ET)	99.97%	98.38%	87.82%
		93.88%	98.57%	96.79%	Trade Date	99.97%	98.39%	92.15%
October	Equity	89.02%	98.74%	95.07%	Trade Date (9PM ET)	99.60%	98.10%	85.95%
		93.01%	99.01%	96.74%	Trade Date	99.61%	98.11%	91.20%
November	Equity	91.57%	98.93%	96.09%	Trade Date (9PM ET)	99.92%	98.21%	89.12%
		94.14%	98.95%	97.09%	Trade Date	99.93%	98.21%	92.53%
December	Equity	91.94%	98.56%	96.03%	Trade Date (9PM ET)	99.91%	97.74%	89.53%
		94.53%	98.79%	97.16%	Trade Date	99.91%	97.74%	93.04%
Month	Asset Class	Overall			Affirmation Timing	Automatic Affirmation		Manual Affirmation
		Bilateral Flow	Prime Broker Flow	Overall Affirmation Rate		M2i CTM Match	M2i TradeMatch Match	ETC TradeSuite ID
January	Debt	81.39%	90.69%	83.98%	Trade Date (9PM ET)	95.22%	87.26%	74.76%
		81.52%	90.89%	84.13%	Trade Date	95.26%	87.31%	74.96%
February	Debt	81.76%	89.74%	83.92%	Trade Date (9PM ET)	95.72%	88.53%	74.17%
		81.84%	89.89%	84.01%	Trade Date	95.75%	88.53%	74.30%
March	Debt	82.27%	90.98%	84.68%	Trade Date (9PM ET)	95.61%	88.68%	74.88%
		82.40%	91.10%	84.81%	Trade Date	95.68%	88.74%	75.07%
April	Debt	83.79%	91.14%	85.98%	Trade Date (9PM ET)	97.95%	90.45%	76.11%
		83.92%	92.04%	86.34%	Trade Date	97.95%	90.45%	76.36%
May	Debt	82.39%	91.19%	84.92%	Trade Date (9PM ET)	97.41%	87.68%	75.78%
		82.53%	91.35%	85.07%	Trade Date	97.48%	87.69%	76.03%
June	Debt	81.20%	91.20%	84.16%	Trade Date (9PM ET)	94.63%	87.64%	74.28%
		81.33%	91.32%	84.29%	Trade Date	94.77%	87.65%	74.49%
July	Debt	81.26%	91.35%	84.17%	Trade Date (9PM ET)	96.47%	87.52%	73.64%
		81.44%	91.44%	84.32%	Trade Date	96.74%	87.52%	73.90%
August	Debt	82.75%	92.05%	85.65%	Trade Date (9PM ET)	96.40%	89.27%	75.05%
		82.85%	92.22%	85.77%	Trade Date	96.42%	89.28%	75.24%
September	Debt	79.39%	90.65%	82.64%	Trade Date (9PM ET)	95.08%	85.39%	71.50%
		79.54%	90.90%	82.82%	Trade Date	95.33%	85.46%	71.68%
October	Debt	82.99%	91.31%	85.41%	Trade Date (9PM ET)	95.49%	90.44%	74.77%
		83.17%	91.39%	85.55%	Trade Date	95.59%	90.44%	75.08%
November	Debt	80.83%	91.45%	83.89%	Trade Date (9PM ET)	94.88%	87.78%	72.43%
		80.94%	91.53%	84.00%	Trade Date	94.95%	87.78%	72.65%
December	Debt	82.68%	92.12%	85.63%	Trade Date (9PM ET)	97.95%	87.60%	76.32%
		82.80%	92.31%	85.77%	Trade Date	98.05%	87.67%	76.49%

Additional Measurements of Progress in Facilitating Straight-Through Processing

Rule 17Ad-27(b)(3)(vi) - Metrics concerning the use of manual and automated processes by the CMSP's users with respect to the CMSP's services that may be used to assess progress in facilitating STP

Notes Regarding Metrics:

  All ALERT metrics are based on ALERT Method "DTC" only.
  SSI Enrichment Rates are based on CTM transactions where PSET field value is DTC.
  Please note, PSET is not a mandatory field and therefore this metric may exclude a partial percentage of transactions if the PSET field is not populated in CTM.
  Asset Class categorization for each metric is determined by the source Service (CTM, TradeSuite ID, or ALERT).
  SSI Compliance, refers to how ALERT helps bring confidence that the SSI data is in compliance with the latest industry and Securities Market Practice Group standards.
  SSI Managed Rate reflects the percentage of DTCC SSIs maintained and managed directly by the Investment Manager or by a source provider (e.g. Custodian, Prime Broker).

Refer to the below tables for Additional Measurements of Progress in Facilitating Straight-Through Processing:

  Table 6.0 - Additional Measurements of Progress in Facilitating Straight-Through Processing for all asset classes
  Table 6.1 - Additional Measurements of Progress in Facilitating Straight-Through Processing for equity asset class
  Table 6.2 - Additional Measurements of Progress in Facilitating Straight-Through Processing for debt asset class

Month	Asset Class	SSI Compliance Rate		Institution SSI Managed Rate		SSI Enrichment Rate
		Institution	Broker-Dealer	Custodian or Prime Broker	Institution	Broker-Dealer CTM Blocks			Institution CTM Allocations
						Alert Enrichment	Manual Enrichment	No Enrichment	Alert Enrichment	Manual Enrichment	No Enrichment
January	All (Equity + Debt)	99.40%	73.04%	19.28%	80.72%	98.01%	0.26%	1.77%	88.71%	8.24%	5.94%
February	All (Equity + Debt)	99.40%	73.46%	19.33%	80.67%	97.97%	0.25%	1.80%	88.48%	8.58%	6.02%
March	All (Equity + Debt)	99.41%	73.84%	19.31%	80.69%	98.12%	0.21%	1.69%	87.43%	9.46%	5.90%
April	All (Equity + Debt)	99.40%	73.84%	19.47%	80.53%	98.04%	0.24%	1.67%	86.98%	9.88%	6.64%
May	All (Equity + Debt)	99.42%	73.49%	19.63%	80.37%	98.07%	0.12%	1.84%	88.69%	8.31%	6.64%
June	All (Equity + Debt)	99.35%	73.70%	19.76%	80.24%	98.05%	0.05%	1.90%	88.71%	8.13%	6.46%
July	All (Equity + Debt)	99.35%	74.33%	19.75%	80.25%	98.29%	0.13%	1.65%	88.78%	7.84%	6.81%
August	All (Equity + Debt)	99.34%	75.32%	19.85%	80.15%	98.49%	0.06%	1.63%	88.83%	7.74%	6.56%
September	All (Equity + Debt)	99.36%	75.73%	19.90%	80.10%	98.53%	0.06%	1.54%	88.35%	8.30%	6.32%
October	All (Equity + Debt)	99.38%	75.90%	19.94%	80.06%	98.42%	0.06%	1.50%	88.73%	8.08%	6.32%
November	All (Equity + Debt)	99.40%	76.24%	19.48%	80.52%	98.30%	0.10%	1.56%	89.92%	7.09%	4.81%
December	All (Equity + Debt)	99.41%	76.78%	19.65%	80.35%	98.40%	0.08%	1.46%	89.84%	8.17%	3.46%
Month	Asset Class	SSI Compliance Rate		Institution SSI Managed Rate		SSI Enrichment Rate
		Institution	Broker-Dealer	Custodian or Prime Broker	Institution	Broker-Dealer CTM Blocks			Institution CTM Allocations
						Alert Enrichment	Manual Enrichment	No Enrichment	Alert Enrichment	Manual Enrichment	No Enrichment
January	Equity	99.39%	70.78%	19.53%	80.47%	98.30%	0.04%	1.71%	89.21%	7.89%	5.44%
February	Equity	99.40%	71.23%	19.60%	80.40%	98.20%	0.04%	1.80%	88.95%	8.27%	5.57%
March	Equity	99.41%	71.59%	19.60%	80.40%	98.39%	0.03%	1.61%	87.89%	9.15%	5.50%
April	Equity	99.40%	71.63%	19.76%	80.24%	98.45%	0.03%	1.51%	87.32%	9.70%	6.37%
May	Equity	99.42%	71.16%	19.95%	80.05%	98.29%	0.02%	1.69%	89.40%	7.75%	6.37%
June	Equity	99.33%	71.38%	20.10%	79.90%	98.20%	0.02%	1.68%	89.32%	7.66%	6.07%
July	Equity	99.32%	72.07%	20.10%	79.90%	98.44%	0.11%	1.44%	89.42%	7.30%	6.53%
August	Equity	99.31%	73.34%	20.23%	79.77%	98.67%	0.03%	1.36%	89.50%	7.15%	6.34%
September	Equity	99.33%	73.79%	20.27%	79.73%	98.70%	0.03%	1.30%	89.01%	7.73%	6.02%
October	Equity	99.35%	74.10%	20.33%	79.67%	98.56%	0.04%	1.39%	89.23%	7.64%	6.11%
November	Equity	99.38%	74.38%	19.88%	80.12%	98.43%	0.07%	1.48%	90.36%	6.59%	4.64%
December	Equity	99.38%	75.03%	20.00%	80.00%	98.56%	0.05%	1.33%	90.23%	7.73%	3.34%
Month	Asset Class	SSI Compliance Rate		Institution SSI Managed Rate		SSI Enrichment Rate
		Institution	Broker-Dealer	Custodian or Prime Broker	Institution	Broker-Dealer CTM Blocks			Institution CTM Allocations
						Alert Enrichment	Manual Enrichment	No Enrichment	Alert Enrichment	Manual Enrichment	No Enrichment
January	Debt	99.40%	76.11%	19.03%	80.97%	94.48%	2.95%	2.19%	83.84%	11.56%	8.76%
February	Debt	99.40%	76.46%	19.06%	80.94%	95.03%	2.96%	1.84%	83.76%	11.67%	8.79%
March	Debt	99.41%	76.88%	19.03%	80.97%	94.66%	2.49%	2.29%	82.81%	12.52%	8.43%
April	Debt	99.40%	76.81%	19.20%	80.80%	93.58%	2.59%	2.86%	83.66%	11.64%	8.36%
May	Debt	99.43%	76.61%	19.32%	80.68%	95.43%	1.34%	2.99%	82.23%	13.42%	8.24%
June	Debt	99.38%	76.81%	19.43%	80.57%	96.08%	0.37%	3.67%	82.58%	12.82%	8.88%
July	Debt	99.38%	77.37%	19.42%	80.58%	96.35%	0.51%	3.32%	82.48%	13.10%	8.57%
August	Debt	99.36%	77.94%	19.49%	80.51%	96.16%	0.42%	3.93%	81.88%	13.77%	8.04%
September	Debt	99.38%	78.32%	19.55%	80.45%	96.73%	0.42%	3.21%	82.81%	13.10%	7.95%
October	Debt	99.41%	78.28%	19.57%	80.43%	96.71%	0.35%	2.37%	83.96%	12.25%	7.65%
November	Debt	99.42%	78.69%	19.10%	80.90%	96.62%	0.52%	2.22%	85.68%	11.92%	5.81%
December	Debt	99.44%	79.10%	19.32%	80.68%	96.29%	0.45%	2.55%	85.63%	12.90%	4.29%

Certificate of Central Matching Service Provider

The undersigned certifies that the information given in this report on behalf of the central matching service provider is true and correct.

Signature

Brian Steele

Brian Steele

Officer

Appendix

Background

The Services are provided to ITP Clients, which include a broad array of securities market participants, including (i) investment managers, investment manager outsourcers ("IMOs"), hedge funds, and other institutions (all, "Institutions"); (ii) broker-dealers including brokers acting as clearing brokers, brokers acting as agents or correspondents for other brokers, and traditional executing brokers; (iii) custodians (including global custodians and regional custodians), as well as brokers who are acting in the capacity as a custodian by providing prime brokerage services to their underlying clients; and (iv) agents, including certain parties who may not have an active role in post-trade processing but may have an interest in, or need access to the Services for the administration of the allocation, confirmation, matching, and/or allocation process (collectively, "Clients").

ITP operations are supported by a shared services model, pursuant to which its parent, DTCC ITP LLC ("DTCC ITP"), receives services ("Support Services"), from DTCC and other DTCC affiliates. Various enterprise functions (e.g., Finance, Legal, Compliance, IT) are Support Services which may support STP and ITPM's operations and the ITP Business.

The Services provided to Clients consist of three core services and certain optional workflows and add-on or ancillary services. The three core services are CTM (or central trade matching, a post-trade matching service), TradeSuite ID (primarily a confirmation and affirmation service), and ALERT (a global database of securities, cash and collateral standing settlement instructions), which effectively supports the recently issued recommended standards issued by the FMSB for sharing of SSI. CTM, TradeSuite ID and ALERT are registered trademarks of DTCC ITP LLC. ITPM provides CTM and TradeSuite ID pursuant to a conditional exemption from registration as a clearing agency granted by the SEC in 2001. ITPM appreciates its important role in the market as an exempt clearing agency acting as a CMSP.

The Services include additional functionality, depending on the subscription type (Confirm Archive, Trade Archive, and ITP Data Analytics Operational Metrics). The optional workflows are Match to Instruct ("M2i") (a matching service that automates affirmation), CTM for Prime Broker (a use case that provides prime brokers information about the matching status for trades that such prime broker will eventually have to settle), ALERT SSI Enrichment and Confirm Archive (for both CTM and TradeSuite ID); these are optional, additional workflows within a Client Service that may optimize or bring further efficiencies to existing Client Service(s) functionality. The add-on or ancillary services are Settlement Instruction Manager (which gives the institution the ability to automatically generate and send settlement instructions to third parties (e.g. Custodians) and market infrastructure (e.g. HKEX Synapse), inSITE (a confirmation disclosure service designed to facilitate SEC-registered broker-dealers in satisfying their Exchange Act Rule 10b-10 confirmation requirements for both CTM and TradeSuite ID), and ITP Data Analytics Benchmarking (enables Clients that use CTM to measure and compare their performance in the matching processes against the performance of their counterparties and industry peers by delivering metrics); these are not stand-alone services and additional documentation and/or fees may apply. ITP also offers one non-core service: ITP Integration Business Services (which assists Clients in implementation of the Services).

In order to access these Services, ITP offers a variety of access methods to meet Clients' various system needs, providing flexible implementation and connectivity options. Access method is defined as the manner or method by which a Client accesses the Services, which may differ depending on Client's technology configuration, Client's entity type, and operational and technological setup. The following access methods are available for ITP's Clients: (i) CTM - API, File, FIX, UI, (ii) TradeSuite ID - UI, API, TradeHub, SWIFT, (iii) ALERT - UI, API, IM or IMO ALERT Plus, IM SSI Liftout, IM Outsourcer SSI Liftout, 3rd Party API.

ITP also offers certain functionality at no cost, on a limited basis, to non-Clients ("Non-Client Set-ups"). These Non-Client Set-ups may: (i) support Client operations; (ii) facilitate STP; or (iii) ease the onboarding to, or increase the adoption / usage of, Services. Entities who use Non-Client Set-ups do not receive access to ITP systems, do not receive ITP support services, and do not complete the standard DTCC ITP Client onboarding process.

Additional information on ITP Services and Non-Client Set-ups, can be found in the Services Catalog under "Quick Links" on the ITP home page of the Learning Center at dtcclearning.com/products-and-services/itp.html.

ITP also offers Clients access to ITP via the DTCC Partner Program, a DTCC Enterprise program which provides Mutual Clients access to Services through a STP Partner interface ("Interface"). The Interface facilitates the transfer of information between the product and services of a STP Partner and specific Services. The information transferred includes any details which are required from the Mutual Client to fulfill a successful transmission or trade match. DTCC Partners are not defined as Clients of ITP and enter into separate terms and agreements with ITP. Clients who choose to come through a DTCC Partner interface can access ITP Services if they are Mutual Clients, and otherwise comply with DTCC ITP's Client Requirements. For more information on DTCC's Partner Program please visit https://www.dtcc.com/partner-program.

Client-facing and Internal Policies and Procedures

To comply with the requirements of Exchange Act Rule 17Ad-27, ITPM has established the ITPM CMSP Policy, pursuant to Exchange Act Rule 17Ad-27(a). This Policy describes the various policies, controls, and processes that ITPM has implemented to establish, execute against, govern and comply with CMSP requirements. The ITPM CMSP Policy includes how ITP positions its Services offerings, captures input from the industry, establishes the ITP Strategy ("Strategy") and execution plans, incentivizes/disincentivizes behavior, and communicates to Clients and potential Clients, all to facilitate continuous improvements to STP. The ITPM CMSP Policy sets forth the core components of ITPM's approach to STP facilitation and covers the following topics described in the Adopting Release:

  DTCC ITP Services
  DTCC ITP Client requirements
  Compliance with Terms and Procedures
  DTCC ITP Strategy and execution
  Capturing feedback on the advancement of STP
  Client and industry communication
  Incentives and disincentives to facilitate STP
  Promotion and inhibition of onward transmission of messages for timely settlement
  Manual systems and processes
  Matching criteria and tolerances
  CMSP Governance
  CMSP Annual Reporting

The ITPM CMSP Policy links to various internal and externally facing policies, standards, procedures, job aides, guidelines, charters, and associated artifacts/materials, as applicable. To facilitate the market's awareness and understanding regarding ITPM's full suite of applicable policies and procedures, this Report includes a summary of the published CMSP Client-facing and internal policies and procedures and supporting artifacts that were developed or enhanced to support the facilitation of STP, along with their linkage to various topics of the ITPM CMSP Policy and Exchange Act Rule 17Ad-27.

DTCC ITP Services

ITP offers Services that support post-trade allocation, confirmation, matching, and affirmation of securities transactions executed by broker-dealers and Institutions. While the ITP Business is global, where the Services relate to U.S. and/or DTC-eligible securities post-trade processing, the Services rely on ITP's systems located in the United States. ITP maintains a Services Catalog, which describes the Service offerings available to Clients and is the framework by which ITP strives to offer, contract and communicate Service offerings with Clients. The Services Catalog also describes certain functionality which ITP offers at no cost, on a limited basis, to non-Clients ("Non-Client Set-ups"). The Services Catalog includes details on Services functionality, as well as Client connectivity and access configurations (which may differ depending on Client type), optional workflows and add-on/ancillary Services, subject to elected Services. Optional workflows and add-on/ancillary Services are not stand-alone Services and may require additional documentation and/or fees may apply. Details beyond the Services Catalog is included in the Services Catalog Supplement, in the form of: (1) service descriptions, (2) subscription options by Client type and access method, (3) system functionality, (4) risks associated with Service disruptions, and (5) information concerning optional workflows, and add-on / ancillary Services detailed in the Services Catalog. The Services Catalog and Services Catalog Supplement is available for all Clients and non-Clients and is on dtcc.com and dtcclearning.com. ITP maintains and publishes the Services Catalog to promote consistency and transparency for regulators and Clients. When a change is required in either the Services Catalog or the Services Catalog Supplement, a change control procedure is required, as per the DTCC ITP Services Catalog and Services Catalog Supplement Change Request and Communication Procedure. This document describes the process ITP follows to maintain, document, and communicate the Services Catalog and Services Catalog Supplement as a means to implement a formal change control process for any changes made to Services or Non-Client Setups. The Services Catalog and Services Catalog Supplement articulate all Service offerings, including how certain Services are positioned to bring efficiencies to the transaction lifecycle, therefore facilitating STP.

ITP's planned Services-related deliverables (e.g. enhancements) for the coming year are articulated in the Client-Facing Roadmap provided to Clients and DTCC staff. This is inclusive of clear articulation of those deliverables that facilitate STP. ITP generates, reviews, approves and communicates the Client-Facing Roadmap, as described in the DTCC ITP Client-Facing Roadmap Creation Procedure. The Roadmap is a result of the annual BoW, which is a multi-phased process ITP follows to prioritize and establish proposed budgets for initiatives, including those driven by facilitating STP, as per the DTCC ITP Annual Book of Work (BoW) Planning Procedure. ITP indicates which initiatives facilitate STP so that the portfolio of initiatives can be reviewed by STP vs. non-STP initiative spend. ITP also documents the measures of success of the initiatives, including STP success measures for initiatives that facilitate STP. When changes are required to the Roadmap, a change control process is implemented, as per the DTCC ITP Delivery Change Control Procedure. The goal of the Delivery Change Control process is to promote transparency regarding delivery changes across impacted lines of business, stakeholders and delivery teams to provide a clear escalation path. If a change(s) is required after the finalized BoW that will affect any initiative, a Delivery Change Control is required to document the changes and the impact. The change will also be reflected in the Roadmap, if this is a Client impacting deliverable. The Roadmap are subject to change throughout the year as conditions, requirements and needs of Clients or the industry change.

Ideas or suggestions to further facilitate STP can be presented to Management through a variety of external and internal input sources as prescribed in the DTCC ITP Services Concept Lifecycle Guidelines. These Guidelines describe how Management addresses Exchange Act Rule 17 Ad-27 throughout the lifecycle of a proposed Service concept. After a concept is approved, materials are developed, such as Service Guides, which are Client-facing user terms, operating materials and best practices, and similar operational and instructional information about Services, located on the DTCC Learning Center. Please note, many of these Service Guides are only available to Clients of ITP.

DTCC ITP Client Requirements

ITP outlines a Client's eligibility requirements, including a Client's obligations under the various user agreements and procedures of ITP, which Clients must adhere to when subscribing to Services, as described in the DTCC ITP Client Requirement Policy. Any Clients of ITP, whether U.S. based or non-U.S. based, who use DTCC ITP as their service provider are impacted by this Policy. In order to be eligible as a Client of ITP, entities must: (i) enter into a DTCC ITP Master Services Agreement ("MSA"); (ii) complete an Order Form to elect Services (and other applicable onboarding documentation); (iii) be subject to ITP's client verification process; and (iv) be subject to global sanctions screenings against various watch lists. Additional Terms which relate to no action relief as it pertains to archival services, issued by the staff of the SEC to DTCC ITP and its predecessors on behalf of its Clients who are SEC registered investment advisers and broker dealers are outlined in the DTCC ITP Services Specific Term Addendum. Additionally, Clients are expected to follow the Service Guides to achieve the full potential of STP.

Compliance with Terms and Procedures

Pursuant to the ITPM CMSP Policy, upon becoming a Client of ITP, and under the MSA, Clients are subject to the "Terms," and other "Procedures," including policies and procedures communicated to Clients, each as defined under the MSA. Clients who do not use the Services as defined in the policies and procedures may not derive the full STP value the Services are designed to provide. This may lead to reduced affirmation rates, poor settlement rates, increased costs, reputational damage, and potential regulatory action. Failure to comply with and/or provide accurate or complete information required for setup may lead to consequences, such as but not limited to, a delay in access to Services or termination of the MSA. If Services are not used as outlined in the Procedures, Clients may experience limitations with the Services and difficulty achieving STP. The DTCC ITP Service Specific Term Addendum contains additional Terms which relate to no action relief, as it pertains to archival services, issued by the staff of the SEC to DTCC ITP and its predecessors on behalf of its Clients who are SEC registered investment advisers and broker dealers. As described in the DTCC ITP Client Requirement Policy, the DTCC ITP Services Guides are Client-facing user terms, operating materials and best practices, and similar operational and instructional information about Services.

DTCC ITP Strategy and Execution

ITP is committed to providing an integrated post-trade infrastructure that eliminates redundancies and manual processing across asset classes to create a place where Clients can manage the entire trade lifecycle, from post-execution to settlement, on one platform. ITP is uniquely positioned to facilitate the STP of institutional trades by seamlessly connecting our global Client community to an open and integrated ecosystem that services the full post-trade lifecycle. ITP incorporates this commitment and goal into its Strategy. ITP has incorporated internal and external feedback and periodic review into its Strategy and execution planning to comply with Exchange Act Rule 17Ad-27. As per the DTCC ITP Services Concept Lifecycle Guidelines, on an annual basis, Management reviews and refreshes the Strategy. This review takes into account feedback from Clients and the industry at large, global market conditions, regulatory mandates, new opportunities, performance and risk related matters, as well as opportunities to further promote STP, which is core to ITP's Strategy. Once the Strategy is established, Management develops an annual BoW, which defines ITP's execution and delivery plans for the year, inclusive of which initiatives are in support of furthering STP. ITP also creates a Roadmap which outlines ITP's plans for the upcoming year, along with expectations of Clients to adopt these initiatives. The Strategy and Roadmap are socialized with the ITP Board of Managers and Regional Advisory Councils ("RAC"), to solicit feedback and ensure alignment on plans and prioritization. Socialization of the Strategy supports compliance with the Adopting Release requirements. ITP's Strategy, BoW and Roadmap are subject to change throughout the year as conditions, requirements and needs of Clients or the industry change. ITP has in place a Delivery Change Control process to fully vet and document these changes, along with their impact, as per the DTCC ITP Delivery Change Control Procedure. If and as changes occur that impact the Services Catalog or Roadmap (based on changes to the Strategy or BoW) throughout the year, ITP will update the Services Catalog or Roadmap and notify Clients of these changes accordingly, per the DTCC ITP Services Catalog and Services Supplement Change Request and Communication Procedure. Pricing decisions are made by Management in partnership with Finance, with approval by the Board. The DTCC Non-SIFMU Pricing Policy establishes the policy on pricing new Services, new programs, fee waivers, etc.

Capturing Feedback on the Advancement of STP

ITP is committed to partnering with its Clients and the industry to help promote a no-touch workflow and STP in the industry. As the financial markets' trusted industry partner, ITP provides thought-leadership and engagement opportunities to capture feedback from our Client community and the industry, in support of bringing efficiencies to the industry from post execution to settlement. ITP established governance or Client-facing forums to solicit feedback from Clients on ITP's strategic plans. There are various avenues ITP solicits feedback from, such as the Regional Advisory Councils ("RAC"), which are Client groups established by Management, subject to a charter, and their goal is to represent the Client perspective with regards to ITP's Strategy and it's Services. The feedback received and items discussed at the RACs are intended to be collected and reviewed periodically, with material updates reviewed with Management and reported to the Board as appropriate. As further described in the DTCC ITP Regional Advisory Council (RAC) Governance Guidelines, which documents the guidelines for annual review of the RAC membership composition, representation, member onboarding, and member engagement. ITP solicits feedback from Clients on ITP's strategic plans and key initiatives to drive the promotion of STP, among other things, to its Clients and the industry through the RAC. Management reviews the DTCC ITP Regional Advisory Council Charter on an annual basis to confirm alignment with existing CMSP requirements. Additionally, feedback is solicited from Client Working Groups, which are Service-specific meetings comprised of Clients who represent the Service community who have a strong working knowledge of the particular Service. Client Working Groups are established by Management, subject to a charter, and their goal is to maintain and enhance the Client experience and capture feedback on features, functionality, and strategic priorities, which may inform the Strategy. An additional Client-facing forum is the Design Partner Working Groups, which are established from time to time by Management, subject to a charter, and their goal is to work with a subset of members from a Client segment to gather feedback on particular features and functionality when designing and developing a new Service, optional workflow, or add-on/ancillary Service. Membership is generally driven by Clients who share the use-case of a challenge which the Design Partner Working Group is tasked with trying to solve. Participants in these working groups, at times, may also evolve into the target group for the ITP Early Adopters Program. For more information, refer to the DTCC ITP Early Adopters Program Guidelines.

As part of the lifecycle process, the feedback from these forums is provided to Management who, in turn, leverage it as part of the annual Strategy development and BoW planning, inclusive of its STP Strategy and plans. Refer to the DTCC ITP Annual Book of Work (BoW) Planning Procedure and DTCC ITP Client-Facing Roadmap, respectively, for more details on the BoW planning and STP Strategy. If Management makes a decision to change the Strategy based on Client feedback, there may be an impact on deliverables, Services Catalog, and Roadmap, which will require a change control as followed by the DTCC ITP Delivery Change Control Procedure and DTCC ITP Services Catalog and Services Catalog Supplement Change Request and Communication Procedure. The Strategy, STP Strategy, annual BoW and Roadmap, as applicable, are shared with the various input forums as described in the DTCC ITP Services Concept Lifecycle Guidelines, to close the feedback loop on what ITP incorporated into their strategic and execution plans.

Client and Industry Communication

Many communication types are utilized to encourage Clients or potential Clients to use the Services and/or to promote the facilitation of STP, including press releases, bylines, news statements, email campaigns and interviews. Management and Marketing teams have discretion to determine which type of communication is most appropriate. As described in the DTCC ITP Material and Non-Material Transactional Communications Procedure, ITP follows a process for developing and publishing ITP Transactional Communications, which are technical and product operational in nature containing messages for current Clients. It also includes how materiality is determined, which impacts the timing and vehicle(s) by which those communications are sent to Clients. A transactional communication generally consists of a notice to a Client about a service they subscribe to. Additionally, the DTCC Client Communication Guidelines explains when to engage M&C and provides an overview of the governance process to i) promote a high level of Client engagement, ii) implement a coordinated and strategic approach to email outreach, and iii) support all communications in a clear, consistent and single brand voice. Please refer to the DTCC ITPM Central Service Provider (CMSP) Policy, Client Communications Guidelines, DTCC ITP Material and Non-Material Transactional Communications Procedure, and DTCC ITP Services Catalog Change Request and Communication Procedure for more detail on the requirements for materiality.

Communications are provided to internal and external stakeholders and Clients during a critical event, such as a service disruption, including post-incident communication protocols,, as per the DTCC Incident Management Procedure and Enterprise Resiliency Office's Business Incident Management Procedure (replaced the decommissioned CCC - ITP Notification Procedure). At times, Service disruptions can inhibit the onward transmission of messages for timely settlement, which may impact STP. Incident Management is aimed at resolving incidents and communicating the status of incidents to Clients. The DTCC Incident Management Procedure defines what actions to take at each step of the process of encountering, identifying, classifying, and resolving events recognized as incidents. The goal of the Incident Management Process is to restore a normal service operation as quickly as possible and to minimize the impact on business operations, thus ensuring that the best possible levels of service quality and availability are maintained. The ERO Business Incident Management Procedure outlines responsibilities in incident management, including its role in real-time response coordination, communication with internal and external stakeholders, and post-incident follow-up. It also defines the communication protocols ERO follows during critical events to ensure timely, accurate, and transparent information flow.

ITP also provides Clients with visibility into its Strategy and BoW, including STP related initiatives through the Roadmap, which is further described in the DTCC ITP Client-Facing Roadmap Creation Procedure. The Services Catalog and Services Catalog Supplement are created and managed by ITP to articulate to Clients the Service offerings, and are subject to the DTCC ITP Services Catalog and Services Catalog Supplement Change Request and Communication Procedure, to maintain and comply with when changes are required.

As part of the lifecycle of a Service concept, Client-facing teams are in regular communication with Management and participate on cross-functional internal forums where initiatives and opportunities related to STP are raised and discussed. Client-facing teams are responsible for providing Management with key feedback captured from Clients, to help inform the Strategy and annual plans. Industry input is another important source of external input into Service development. ITP is actively engaged with key industry associations, such as ISITC, SIFMA, ICI, CCMA, ASIFMA and Eurofi, where ITP's Strategy, Services and thought leadership are promoted and where feedback is solicitated from the industry at large. Refer to the DTCC ITP Services Concept Lifecycle Guidelines for more information. Additionally, Clients are able to provide feedback through various Client-facing forums, such as Advisory Councils, Working Groups, and Early Adopter Programs. For more information on their governance process, refer to the Advisory Councils and Client Working Group charters, DTCC ITP Regional Advisory Council (RAC) Governance Guidelines and the DTCC ITP Early Adopter Program Guidelines.

Incentives and Disincentives to Facilitate STP

The general stance of Management is to offer Client incentives to facilitate STP over disincentives. Incentives ITP primarily considers are those of Early Adopter and/ or Best Practice programs, where Clients who engage in the program(s) receive financial benefit (i.e., waived/reduced fees) for their participation and/or meeting certain defined criteria which reflect best practices in achieving STP. ITP reserves the right to use pricing as an incentive or disincentive to encourage Clients to implement Services and further promote STP, as established in the DTCC Non-SIFMU Pricing Policy. Pricing is established fairly and reasonably to all Clients. Standard pricing is offered to all Clients in a segment through a standard rate card. Management also considers disincentives. Disincentives are generally financial in nature and are considered in cases where Clients fail to meet ITPM's timelines for critical initiatives such as platform migrations or end of life/retirement initiatives whose drivers are to further facilitate STP or reduce risk in achieving STP. Incentives are to be considered when establishing the BoW, as there may be an impact to the scope of initiatives, budgets, etc. If an incentive or disincentive is determined after the annual BoW is finalized, and has an effect on an initiative, a change control is required to be documented. Various internal policies, procedures, and documents describe how ITP may, from time to time, consider incentives and disincentives applicable to its Clients use of the Services, in order to facilitate STP.

Promotion and Inhibition of Onward Transmission of Messages for Timely Settlement

Services and supporting Procedures are designed to promote the successful onward transmission of messages for timely settlement. By using Services as defined in the Procedures, Clients are operating in the most effective manner to promote STP. ITP, as part of its STP Strategy, will continually look to identify and review opportunities to further enhance and bring efficiencies to its Services and associated Procedures to improve STP and timely settlement. At times, Service disruptions can impact the onward transmission of messages for timely settlement. The process in which Service disruptions are mitigated and communicated is described in the DTCC Incident Management Procedure and the ERO Business Incident Management Procedure. Refer to the Client and Industry Communication section above to learn more about the process taken for Incident Management and Client notification. Additionally, the DTCC ITP TradeSuite ID Cutoff Extension Procedure details the process for extending the TradeSuite Affirmation Cutoff for TradeSuite ID DTC Settlement processing to support the onward transmission of messages and facilitation of T+1 settlement cycle. This procedure applies to ITP Product and outlines roles and responsibilities for ITP as well as which teams they may interact with in the process. As mentioned in the above sections, the annual BoW may consist of deliverables to promote onward transmission of messages and a chance control would be required if deliverables need to be changed, as applicable.

Manual Systems and Processes

ITPM strives to offer Services that reduce or remove manual systems and processes. As part of the Strategy and the annual BoW planning process, along with the oversight and review provided by the CMSP Leadership Council, ITPM will identify and consider what opportunities, both for Clients and internal ITP operations, present themselves for increased automation and the promotion of STP. Additionally, ITPM takes into consideration opportunities that may be brought up in Client Working Groups, which are governed by a charter. Members of the Client Working Groups identify, discuss, and resolve common shared issues as it relates to the Service. ITP will determine if there is an opportunity to resolve the issue through automation. Systems that become automated, may have an effect on Roadmap deliverables, in which updates are to made as per the DTCC ITP Delivery Change Control Procedure. To assist Clients in understanding and utilizing the systems properly, ITP has Service Guides that further explain Client-facing user terms, operating materials and best practices, and similar operational and instructional information about Services.

Matching Criteria and Tolerances

Through various Procedures made available to Clients based on setup, ITP articulates requirements and best practices of matching criteria and tolerances so that Clients are equipped to use the Services in an accurate and efficient way, thereby achieving increased STP. ITP, through its Client-facing forums, such as Client Working Groups or RACs, also solicits feedback and promotes dialogue between members representing various Client segments, on additional opportunities to enhance matching criteria and tolerance standardization, ultimately to further promote STP. Service Guides are also available to Clients to learn more about matching criteria. During the annual BoW process, there may be deliverables established for matching criteria. If there is a change in the matching criteria that has an effect on the Roadmap, Services Catalog, and Services Catalog Supplement, a change control would need to be implemented for these artifacts.

CMSP Governance

A comprehensive program has been developed to manage and govern ITPM's CMSP obligations. The day to day oversight and management of ITPM's CMSP requirements adherence is provided by the General Manger of ITP and their leadership team. ITP has also established a cross-functional, management-level group, titled the CMSP Leadership Council, to provide senior level transparency into and oversight of ITPM's CMSP obligations, including initiatives, operations, and Procedures related to facilitating STP and the timely submission of its annual report. Pursuant to its charter, the CMSP Leadership Council will, among other things, review and provide feedback on ITP's STP Strategy (reviewed at least annually), progress against associated initiatives to that strategy, CMSP related policies and procedures, operations supporting ITPM's fulfilment of its CMSP obligations, and the year-round build and sign off of the CMSP annual report. The CMSP Leadership Council will report material updates to the Board, who provides general oversight of ITPM's CMSP obligations. Additionally, the Leadership Council is responsible for escalating significant issues discussed by the Council to the Board and the Principal of ITPM ("Principal"). The Principal will then determine if such issues should be further escalated to the DTCC Executive Committee for further review, as needed.

CMSP Annual Reporting

Pursuant to Exchange Act Rule 17Ad-27, ITPM as a CMSP is required to provide an annual report filed with the SEC using their Electric Data Gathering, Analysis, and Retrieval ("EDGAR") system. The DTCC ITPM CMSP Annual Report Procedure describes the governance and process of generating, reviewing, approving, submitting and publishing that ITP follows so that ITPM as a CMSP creates its Report, pursuant to SEC Exchange Act Rule 17Ad-27. This procedure outlines the process of collecting the inputs for the Report, facilitating reviews, packaging and submission of the Report.

Glossary of Terms

"ALERT" is an online global database for the maintenance and communication of accounts and SSIs, available to end-user Clients such as investment managers, investment manager outsourcers, brokers-dealers and custodian banks, who either input accounts and/or SSIs into ALERT or retrieve account and/or SSI data from ALERT. End-user Clients can retrieve account-specific SSIs in real-time and confirm account-specific SSI availability in support of timely transaction settlement. End-user Clients may also subscribe to SSI enrichment workflows for their use of CTM; additional functionality described may require additional subscription documentation. ALERT is a registered trademark of DTCC ITP LLC.

"Allocation", means, the designation of a portion of the shares of a block to the account of a specific investment. It is also equivalent to a confirmation or contract that an executing broker submits.

"ASIFMA" means, Asia Securities Industry & Financial Markets Association.

"ASSIsT" is for institutions and IMOs to provide them with an alternative mechanism to communicate account and settlement instructions to broker-dealers. The ASSIsT service enables these institutions and IMOs to utilize the DTCC Global Service Bureau to input and maintain their account and settlement instructions on the institution or IMOs behalf within the ALERT platform and to then permission access to the entity's broker-dealers of choice. These institutions and IMOs do not have access to the ALERT platform but can request a copy of their SSIs at any time.

"BIC" means, Bank Identifier Code; a unique code issued by the Society for Worldwide Interbank Financial Telecommunication (SWIFT), assigned to all banks and financial institutions to identify a specific client.

"Bilateral flow", is either processed directly into TradeSuite ID or via CTM after matching.

"Block", means, an order for many shares or contracts, sold in a lump sum. A block trade represents data that are common to the underlying allocations. An investment manager or executing broker can send a block trade into CTM.

"BoW", the Book of Work which defines ITP's execution and delivery plans for the year, inclusive of which initiatives are in support of furthering STP.

"Broker" means, is a person or firm in the business of buying and selling securities for its own account or on behalf of its customers. Broker-dealers, including brokers acting as clearing brokers, brokers acting as agents or correspondents for other brokers, and traditional executing brokers.

"Business Continuity", resiliency is first and foremost for DTCC in respect to ensuring business continuity for its critical processes. DTCC has tools in place to ensure continuity of its critical services."

"Cancel" means, reversing a trade.

"Clients" which include a broad array of securities market participants, including (i) investment managers, investment manager outsourcers ("IMOs"), hedge funds, and other institutions (all, "institutions"); (ii) broker-dealers including brokers acting as clearing brokers, brokers acting as agents or correspondents for other brokers, and traditional executing brokers; (iii) custodians (including global custodians and regional custodians), as well as brokers who are acting in the capacity as a custodian by providing prime brokerage Services to their underlying clients; and (iv) agents, including certain parties who may not have an active role in post-trade processing but may have an interest in, or need access to the Services for the administration of the allocation, confirmation, matching, and/or allocation process

"Client Facing Dashboard" is a tool that provides IMs with the functionality to manage and update their matching profiles and broker matching groups (BRMGs), both of which are essential components in the CTM pairing and matching process.

"Client Working Groups" are Service-specific meetings comprised of Clients who represent the Service community who have a strong working knowledge of the particular Service. Client Working Groups are established by Management, subject to a charter, and their goal is to maintain and enhance the Client experience and capture feedback on features, functionality, and strategic priorities, which may inform the Strategy.

"CMSP" means, Central Matching Service Provider, which assists in facilitating communication among a broker-dealer, an institutional investor or its investment adviser, and the institutional investor's custodian to reach agreement on the details of a securities trade.

"Confirmation" or "Trade Confirm", means, the acknowledgement provided by a Broker-Dealer indicating that a trade has been completed. This "initial contract" between the Investment Manager (IM) and the Broker-Dealer depicts the details of an agreed-upon trade. It contains details, such as the identity of the security, whether the trade is a buy or a sell, the share quantity, execution price, commission, fees, date, and settlement terms of the trade. A Broker-Dealer Confirmation and corresponding Affirmation "ensures" that both parties to the trade are in agreement.

"Creditor" is the party that receives the payment in a transfer.

"CTM" is a central matching platform used by end-user Clients to allocate and centrally match transactions globally across multiple asset classes. CTM automates the trade confirmation process, including the option to enrich confirmations with disclosures via inSITE (additional subscription). CTM also facilitates matching and straight-through processing by offering workflows where end-user Clients provide their own Standing Settlement Instructions (SSIs), or enable SSI enrichment. CTM automatically provides access to ITP Data Analytics Operational Metrics (including a "T+1 Scorecard") and Trade Archive and includes the option to access Confirm Archive. A DTCC ITP end-user Client can subscribe to CTM as a standalone service; additional functionality described may require additional subscription documentation. CTM is a registered trademark of DTCC ITP LLC.

"Custodian" means, financial institution that holds customers' securities for safekeeping to prevent them from being stolen or lost. Custodians (including global custodians and regional custodians), as well as brokers who are acting in the capacity as a custodian by providing prime brokerage Services to their underlying clients.

"Design Partner Working Groups", are established from time to time by Management, subject to a charter, and their goal is to work with a subset of members from a Client segment to gather feedback on particular features and functionality when designing and developing a new Service, optional workflow, or add-on/ancillary Service. Membership is generally driven by Clients who share the use-case of a challenge which the Design Partner Working Group is tasked with trying to solve. Participants in these working groups, at times, may also evolve into the target group for the ITP Early Adopters Program.

"DTC" means, The Depository Trust Company.

"DTCC" means, Depository Trust and Clearing Corporation.

"DTCC Enterprise" DTCC institutes a shared services model to operate its multiple subsidiaries., including DTCC ITP and ITPM and other affiliates within ITP. Pursuant to this model, ITPM and the entities supporting ITP receive services from various entities which are controlled by DTCC and under common control with ITPM pursuant to service agreements (the "Service Agreements"). ITPM's activities are conducted entirely pursuant to these support services and the received through the Services Agreements, including through the personnel made available to it pursuant to the Services Agreements.

"DTCC ITP" means, DTCC ITP LLC.

"DTCC Partner Program", connects Clients and industry participants across the post-trade ecosystem through integrated workflows that deliver value to our partners and efficiencies to our Mutual Clients.

"Early Adopters" are Clients participating in the Early Adopter Program which may be made to Clients when considering/developing a new, or significant enhancement to, a Service(s), workflow(s) and/or add-on/ancillary Service(s), and/or looking to drive community build.

"Exceptions", occurs if no match is found for a trade.

"ETC", means Electronic Trade Confirmation

"ETF", means Electronic Trading Funds

"Global Custodian Direct" workflow automates the input of SSIs between a custodian's central repository and the ALERT host via API. This enables the Global Custodian to become the owner and maintainer of the SSI data subject to systematic access controls.

"IM" means, individuals or organizations who handle activities related to financial planning, investing, and managing a portfolio for their clients. IMs can be (i) investment managers, investment manager outsourcers ("IMOs"), hedge funds, and other institutions (all, "institutions").

"Incident Management & Crisis Response", when an unexpected service disruption or degradation occurs, impacting Clients' ability to perform normal operations, DTCC works to restore service as quickly as possible.

"Integration Operation Portal" is an internal operations portal containing set of tools and capabilities to facilitate and support Client integration activities, with a focus on machine-to-machine interfaces and Client integration testing.

"ISITC" means, International Securities Association for Institutional Trade Communication.

"ITP", refers to the ITP Business, which is the global provider of the Services which DTCC ITP licenses to certain non-U.S. subsidiaries of DTCC the right to use DTCC ITP's intellectual property relating to the Services (including sublicensing intellectual property rights that the Applicant receives from DTCC ITP Matching pursuant to the DTCC ITP-DTCC ITP Matching Services Agreement) in certain non-U.S. jurisdictions in order for such subsidiaries to provide Services in such jurisdictions. Although the non-U.S. subsidiaries provide Services in such jurisdictions, such Services are performed by the DTCC ITP's systems located in the United States with respect to U.S. and/or DTC-eligible securities.

"ITP Early Adopter Program" , established at the discretion of Management, an Early Adopter Program may be available to Clients when considering/developing a new, or significant enhancement to, a Service(s), workflow(s) and/or add-on/ancillary Service(s), and/or looking to encourage community adoption. An Early Adopter Program may or may not be associated with a Design Partner Working Group, as previously described in Section 8. Management will establish a charter which clearly defines Client participation requirements/criteria, including Client profile, expected duration of the program, and incentives for the participating Client(s) for the Client(s)' consideration before committing to participate. Pursuant to the applicable charter, Clients are expected to act in good faith and participate as agreed. It is noted and agreed that it is in the Management's sole discretion to grant any extensions.

"ITPM" means, DTCC ITP Matching (U.S.) LLC.

"LEI" means, Legal Entity Identifier; a reference data tool to standardize how a counterparty is identified on financial transactions.

"M&C" means, Marketing and Communications teams.

"Marketing", is the DTCC ITP Business Marketing team within M&C.

"MENA IDs" are identifiers used in the Middle East and North Africa.

"MSA" means, a Master Services Agreement documenting the legal terms and conditions governing the Services set forth in the DTCC ITP Services Catalog.

"Mutual Clients" refers to persons who, at the relevant time, are clients of STP Partner, and of DTCC ITP or any of its affiliates utilizing the Interface.

"PBS" means, Participant Browser System.

"PoC" means Proof of Concept.

"Prime Broker Flow", transactions direct into TradeSuite ID for processing and settlement at NSCC or DTC.

"Procedures", as further set forth under the MSA, Procedures include any documentation posted on DTCC.com (including the DTCC Learning Center) which are designed to guide Clients on how ITP Services and related systems work and what is expected of Clients when using the Services. To elaborate on the definition provided in the MSA, Procedures include, without limitation: (i) policies and procedures communicated to Clients, such as the DTCC ITPM Central Matching Service Provider (CMSP) Policy; (ii) the Service-Specific Terms Addendum (which is an addendum to the MSA which covers specific terms of use for particular Services), DTCC's security, privacy, and general web access terms and conditions periodically communicated to Clients; and (iii) Service Guides, which are Client-facing user terms, operating materials and best practices, and similar operational and instructional information about ITP Services, located on the DTCC Learning Center.

"PSET" means, Place of Settlement; that is, the central security depository (CSD) or international central security depository (ICSD) where the clearance is taking place.

"Regional Advisory Council ("RAC")" are Client groups established by Management, subject to a charter, and their goal is to represent the Client perspective with regards to ITP's Strategy and its Services. The feedback received and items discussed at the RACs are intended to be collected and reviewed periodically, with material updates reviewed with Management and reported to the Board as appropriate.

"Report" means, the CMSP Annual Report.

"Reporting Period" means, the months covered in the Report.

"SEC" means, the U.S. Securities and Exchange Commission.

"Services" means, ITP offers Services that support post-trade allocation, confirmation, matching, and affirmation of institutional securities transactions executed by broker-dealers and institutions.

"Services Catalog" which describes the Service offerings available to Clients and is the framework by which ITP strives to offer, contract and communicate Service offerings with Clients.

"STP" means, generally, processes that allow for the automation of the entire trade process from trade execution through settlement without manual intervention, including to meet shortened settlement requirements.

"STP Strategy" is defined as part of the initial ITP Strategy planning.

"Strategy" is set by the DTCC ITP General Manager and the Principal of ITPM for the ITP Business globally, with input from various fora. The ITP strategy drives the ITPM STP strategy, as well as the annual BoW and resulting Roadmap.

"T" means, trade date.

"Terms" means, the Agreement (the MSA, Order Form, Fee Provisions, SOWs), together with the Procedures, each as amended from time to time.

"TradeSuite ID" automates the electronic distribution of trade details between counterparties for post-trade processing of DTC-eligible securities to facilitate electronic settlement and end-users' regulatory compliance, including the option to enrich confirms with disclosures via inSITE (additional subscription). TradeSuite ID also includes a matching functionality via the TradeMatch module of the system. Depending on subscription type, TradeSuite ID automatically provides access to ITP Data Analytics Operational Metrics (including a "T+1 Scorecard") and includes the option to access archival services (Confirm Archive, Trade Archive). A DTCC ITP end-user Client can subscribe to TradeSuite ID as a standalone service; additional functionality described may require additional subscription documentation. TradeSuite ID is a registered trademark of DTCC ITP LLC.

"Triple Witching" is the last sixty minutes of the trading day on the third Friday of March, June, September, and December, when contracts for stock index futures, stock index options, and stock options, expire simultaneously.

"Trustee Bank" is a financial institution appointed to act on behalf of an investment fund or Client to safeguard assets and administer settlement relationships, particularly by interfacing between Investment Managers and Custodian Banks.